MINEBEA CO., LTD.
Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Tel : (81)3-5434-8611 Fax : (81)3-5434-8601
URL: http://www.minebea.co.jp

July 3, 2007

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following document:

- Two press releases dated June 28, 2007
- Notice of the 61st Ordinary General Meeting of Shareholders
- Notice of the Resolutions of the 61st Ordinary General Meeting of Shareholders
- To our shareholders 61st Business Year. Business Report

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Yumiko Goi

Yumiko Goi
Investor Relations

dlw 7/10

(Translation)

Press Release

June 28, 2007

Company Name: Minebea Co., Ltd.
Representative: Takayuki Yamagishi
Representative Director,
President and
Chief Executive Officer
(Code No. 6479 TSE Div. No. 1)
Contact Person: Sakae Yashiro
Senior Managing Executive
Officer
Deputy Chief of
Administration Headquarters
(Tel: 81-3-5434-8611)

The Company Views and Policy on Reducing the Number of Shares in One Trading Unit

1. The Company Views

The Company considers improving the liquidity of its shares and increasing the number of its shareholders as one of its key management issues, and recognizes that reducing the number of shares in one trading unit is one effective measure.

2. The Company Policy

Regarding implementing this reduction of the number of shares in one trading unit, the Company will consider the current share price level, the number of its shareholders, the liquidity of its shares on the stock market, and costs associated with the reduction of the number of shares in one trading unit in a comprehensive manner, and intends to study and address the matter carefully.

****

Minebea

(Translation)

Press Release

June 28, 2007

Company Name: Minebea Co., Ltd.
Representative: Takayuki Yamagishi
Representative Director,
President and
Chief Executive Officer
(Code No. 6479 TSE Div. No. 1)
Contact Person: Sakae Yashiro
Senior Managing Executive
Officer
Deputy Chief of
Administration Headquarters
(TEL. 81-3-5434-8611)

Notice Regarding Merger of Consolidated Subsidiaries

The decision was made at the June 28, 2007 meeting of the Board of Directors to merge the Company's seven consolidated subsidiaries in Thailand, namely NMB Thai Ltd., Pelmec Thai Ltd., Minebea Thai Ltd., NMB Hi-Tech Bearings Ltd., NMB Precision Balls Ltd., Minebea Electronics (Thailand) Co., Ltd. and Power Electronics of Minebea Co., Ltd. Details are provided below.

1. Purpose of merger

The seven companies in question are located in Thailand, which is the Company's largest manufacturing base, and are engaged in the manufacture and sale of bearings, mechanical components, HDD spindle motors, speakers, LCD back lights, inverters, measuring components and other products for automobiles, computers and peripheral devices, household electronic devices, office automation and other industries. The merger of these seven companies will establish a business structure that allows for speedy, flexible and appropriate allocation of the Company's internal resources, such as employees, machinery and fund, and will greatly simplify procedures involved in transactions between affiliated companies in Thailand, thereby enabling more efficient business activities.

2. Overview of merger

(1) Overview of new company

Name: NMB-MINEBEA THAI LTD.

Location: Ayutthaya Province, Thailand

Capital: 15.3 billion bahts

Net sales (based on results of fiscal year ended March 2007): 37 billion bahts

Employees (based on the figures as of March 2007): 27,455

(2) Merger schedule (tentative)

July 2007	Official announcement of merger in Thailand
July-September 2007	Application to be filed with the Thailand Board of Investment
January-March 2008	Applications to be filed with Royal Thai Customs and other relevant authorities
April 1, 2008	Operations to begin at new company

(3) Merger type

A new company, which will take over all assets and liabilities of the seven merged companies, will be established in Thailand on April 1, 2008. Liquidation proceedings for the seven companies will automatically begin immediately thereafter.

3. Overview of companies being merged

Name of company	NMB THAI LTD.	PELMEC THAI LTD.
Business description	Manufacture and sale of bearings	Manufacture and sale of bearings
Established	August 22, 1980	May 15, 1984
Location	Ayutthaya Province, Thailand	Ayutthaya Province, Thailand
Representative	Morihiro Iijima	Morihiro Iijima
Capital (as of March 2007)	1.2 billion bahts	1.1 billion bahts
Total assets (as of March 2007)	3.605 billion bahts	4.286 billion bahts
Net sales (for fiscal year ended March 2007)	4.364 billion bahts	2.998 billion bahts
Employees (as of March 2007)	3,373	1,890
Percentage of voting rights owned by Minebea Co., Ltd.	100%	100%

Name of company	MINEBEA THAI LTD.	NMB HI-TECH BEARINGS LTD.
Business description	Manufacture and sale of components for mechanical and electronic devices	Manufacture and sale of bearings
Established	May 15, 1984	December 7, 1988
Location	Ayutthaya Province, Thailand	Ayutthaya Province, Thailand
Representative	Morihiro Iijima	Morihiro Iijima
Capital (as of March 2007)	8.382 billion bahts	1 billion bahts
Total assets (as of March 2007)	16.233 billion bahts	3.733 billion bahts
Net sales (for fiscal year ended March 2007)	24.938 billion bahts	3.816 billion bahts
Employees (as of March 2007)	14,267	1,972
Percentage of voting rights owned by Minebea Co., Ltd.	100%	100%

Name of company	NMB PRECISION BALLS LTD.	MINEBEA ELECTRONICS (THAILAND) LTD.
Business description	Manufacture and sale of bearing components	Manufacture and sale of components for electronic devices
Established	December 7, 1988	March 17, 1988
Location	Ayutthaya Province, Thailand	Lop Buri Province, Thailand
Representative	Morihiro Iijima	Morihiro Iijima
Capital (as of March 2007)	450 million bahts	1.564 billion bahts
Total assets (as of March 2007)	1.676 billion bahts	3.861 billion bahts
Net sales (for fiscal year ended March 2007)	1.746 billion bahts	5.089 billion bahts
Employees (as of March 2007)	719	2,088
Percentage of voting rights owned by Minebea Co., Ltd.	100%	100%

Name of company	POWER ELECTRONICS OF MINEBEA CO., LTD.	
Business description	Manufacture and sale of components for electronic devices	
Established	May 14, 1987	
Location	Lop Buri Province, Thailand	
Representative	Morihiro Iijima	
Capital (as of March 2007)	1.610 billion bahts	
Total assets (as of March 2007)	3.891 billion bahts	
Net sales (for fiscal year ended March 2007)	9.014 billion bahts	
Employees (as of March 2007)	3,146	
Percentage of voting rights owned by Minebea Co., Ltd.	100%	

4. Effects of merger

The merger is not expected to have an effect on the Company's consolidated or non-consolidated results.

****

(Translation)

The following is an English translation of the Notice of the 61st Ordinary General Meeting of Shareholders of Minebea Co., Ltd., to be held on June 28, 2007.
The Company provides this translation for your reference and convenience only and without any guarantee as to its accuracy or otherwise.

Securities Code 6479

June 1, 2007

To the Shareholders

4106-73, Oaza Miyota, Miyota-machi,
Kitasaku-gun, Nagano Prefecture

Minebea Co., Ltd.
Takayuki Yamagishi
Representative Director

Notice of the 61st Ordinary General Meeting of Shareholders

The 61st Ordinary General Meeting of Shareholders (hereinafter the "Meeting") will be held as indicated below. You are hereby cordially invited to attend the Meeting.

If you are unable to attend the Meeting, you may exercise your voting rights as a Shareholder in writing or via the Internet. In that event, please examine the contents of the reference documents attached herein and vote in accordance with the guidance on voting set forth in item 4 on the following page by 5:30 p.m., Wednesday, June 27, 2007.

Particulars of the Meeting

1. Time:
Thursday, June 28, 2007, beginning at 9:30 a.m.

2. Place:
Minebea Club House (1st floor of former Asama Sunday House [New Building]),
4106-282, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano Prefecture
(Please see the map presented at the end of this document.)

3. Purpose:

To report on:

1) The Business Report, the Consolidated Financial Statements for the 61st business year (April 1, 2006 to March 31, 2007), and the Audit Report on the Consolidated Financial Statements by the Independent Auditors and Board of Corporate Auditors
2) The Non-Consolidated Financial Statements for the 61st business year (April 1, 2006 to March 31, 2007)

To vote on:

First Proposal:
Appropriation of Retained Earnings

Second Proposal:
Payment of Bonuses for Directors and Corporate Auditors

Third Proposal:
Election of Ten (10) Directors

Fourth Proposal:
Election of Four (4) Corporate Auditors

Fifth Proposal:
Grant of Retirement Allowances to Retiring Directors and Corporate Auditors and Termination of Its Payment in line with the Abolition of Retirement Allowance System

Sixth Proposal:
Amendment to Remuneration for Directors and Corporate Auditors

4. Guidance on Exercising Voting Rights:

(1) Exercise of your voting rights by sending the voting ballot card by mail

Please mark your vote for or against each proposal on the enclosed voting ballot, and return the voting ballot by 5:30 p.m., Wednesday, June 27, 2007.

(2) Exercise of your voting rights via the Internet

If you would exercise your voting rights via the Internet, please do so by 5:30 p.m., Wednesday, June 27, 2007, after seeing page 3 "Procedures Required for Exercising Voting Rights via the Internet."

---

1. If you are able to attend the Meeting, you are requested to bring the voting ballot enclosed herein to the Meeting and hand it to the receptionist.
2. If any revisions occur to the contents of the reference documents for general meeting of shareholders, the business report or the consolidated and non-consolidated financial statements, we will notify in writing sent by mail or post it on our web site (http://www.minebea.co.jp/).

Procedures Required for Exercising Voting Rights via the Internet

Please kindly note the following when you would exercise your voting rights via the Internet.

1. You would be able to exercise your voting rights via the Internet only by accessing the Voting Rights Exercise Site designated by the Company. You may also do so via the Internet utilizing your mobile phone. The Voting Rights Exercise Site: http://www.webdk.net

2. When you would exercise your voting rights via the Internet, please use the code and initial password that are indicated on the voting ballot, follow the guidance on the screen and vote for or against each proposal.

3. If you exercise your voting rights twice both by mail and via the Internet, the voting via the Internet shall prevail.

4. In the case of where you exercise your voting rights more than once via the Internet, the last vote shall prevail.

5. Please be further informed that you must pay for all charges incurred in exercising your voting rights via the Internet, such as for the dial-up connection with your Internet provider and/or for telecommunication.

Systems Environment Required for Exercising Voting Rights via the Internet

To utilize the Voting Rights Exercise Site, you would need the following system environment:

1. Access to the Internet

2. If you access the Internet site for the voting rights exercise via PC, Microsoft® Internet Explorer Version 5.5 or Netscape Version 6.2 is a minimum requirement as the Internet browser software, and the hardware that enables these software.

3. If you access the Internet site for the voting rights exercise via mobile phone, the mobile phone must be capable of 128 bit SSL communication (encrypted communication).

   (For security purposes, only 128-bit SSL communication compatible phones are accessible to the online voting system. Other models may not be compatible with this system.)

   (Microsoft is a registered trademark of Microsoft Corporation in the U.S.A. and other countries. Netscape is a registered trademark of Netscape Communications Corporation in the U.S.A. and other countries.)

Inquiry on Exercising Voting Rights via the Internet

If you have any question on any of the aforementioned matters, please dial **0120-186-417** to contact our agent to manage shareholders registry: Stock Transfer Agency Department of The Sumitomo Trust & Banking Co., Ltd., Tokyo, Japan (24 hours available).

Business Report

(April 1, 2006 to March 31, 2007)

1. Status of the Corporate Group

(1) Operating Performance of the Fiscal Year

(i) Operating Performance

During the current consolidated fiscal year, the Japanese economy continued to grow moderately, supported by a high level of corporate earnings, increased investment in plant and equipment, improvement in employment and other economic factors. The U.S. economy continued stable growth on steady personal consumption, and in the European economy also, there was favorable recovery. In Asia, growth in the Chinese economy remained high on increased exports and increased investment in fixed assets, and in other Asian countries also, the economies generally advanced firmly.

Under these management circumstances, we "the Minebea Group" strove to implement sweeping cost reduction measures, develop new technologies and high value-added products, and promote sales expansion activities, in order to further increase earnings.

As a result, net sales increased ¥12,575 million (3.9%) year on year, to ¥331,022 million, and operating income increased ¥6,996 million (36.3%) year on year, to ¥26,265 million. Ordinary income increased ¥7,248 million (49.7%) year on year, to ¥21,843 million, and net income largely rose ¥8,604 million (202.1%) to ¥12,862 million.

Performance by business segment is as follows:

Machined Components Business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Compared with the previous consolidated fiscal year, sales of mainstay ball bearings grew largely, on our vigorous sales expansion to manufacturers of automobiles, PCs and peripherals, office automation equipment, etc. Sales of rod-end bearings rose to the aerospace industry, mainly in the U.S. and Europe. Also, sales of pivot assemblies grew. As a result, net sales rose ¥8,067 million (6.2%) year on year, to ¥137,662 million. Operating income increased ¥1,639 million (6.7%) year on year, to ¥26,195 million, due to cost reductions, etc. resulting from increased production and production efficiency.

Electronic Devices and Components Business

Our core products in this business segment include HDD spindle motors; information motors (fan motors, stepping motors, vibration motors and DC brush motors); PC keyboards; speakers; LCD backlights; inverter and measuring instruments. Sales expanded favorably, to manufacturers of PCs and peripherals, household electrical appliances, office automation equipment, etc. As a result, net sales increased ¥4,508 million (2.4%) year on year, to ¥193,359 million. Operating income substantially improved ¥5,356 million to ¥69 million on progressed improvements in the information motor, HDD spindle motors and PC keyboard businesses.

(ii) Capital Expenditures

During the consolidated fiscal year under review, capital expenditures were ¥7,931 million for the Machined Components Business and ¥9,038 million for the Electronic Devices and Components Business, totaling ¥16,969 million. The main capital expenditures for the Machined Components Business were equipment for production rationalization of bearings, etc., at the Thailand, China and Singapore factories and equipment for increasing the production of pivot assemblies at the Thailand factory. The main capital expenditures for the Electronic Devices and Components Business were equipment for spindle motors and electronic devices, mainly backlights at the Thailand factory and equipment for information motors at the Thailand, China and Malaysia factories.

(iii) Financing

There are no important matters to be reported.

(iv) Business Transfer, Absorption-Type Demerger, Incorporation-type Demerger

There are no important matters to be reported.

(v) Acceptance of Other Companies' Businesses

There are no important matters to be reported.

(vi) Succession to Rights and Obligations pertaining to Business of other Judicial Persons or Entities due to Absorption-Type Merger or Demerger

There are no important matters to be reported.

(vii) Acquisition or Disposition of Shares, other Equity or Stock Acquisition Rights, etc. of other Companies

There are no important matters to be reported.

(2) Financial Position and Profit/loss in Recent 3 Years

(i) Financial position and profit/loss of the Corporate Group

	Fiscal 2004 (4/03–3/04)	Fiscal 2005 (4/04–3/05)	Fiscal 2006 (4/05–3/06)	Fiscal 2007 (4/06–3/07)
Net sales (millions of yen)	268,574	294,422	318,446	331,022
Ordinary income (millions of yen)	13,800	10,206	14,595	21,843
Net income (millions of yen)	6,019	5,581	4,257	12,862
Net income per share (yen)	15.08	13.93	10.67	32.23
Total assets (millions of yen)	314,915	332,217	349,862	354,784
Shareholders' equity (millions of yen)	93,866	102,088	117,577	142,558

Notes:

1. *The Accounting Standard for Annual Net Income per Share (Corporate Accounting Standard No. 2 specified by the Corporate Accounting Standard Commission, September 25, 2002) and the Accounting Standard Application Guideline for Annual Net Income per Share (Corporate Accounting Standard Application Guideline No. 4 specified by the Corporate Accounting Standard Commission, September 25, 2002) are applied to the calculation of net income per share.*
2. *Amounts less than one million yen are omitted.*
3. *Starting from fiscal 2007 (April 1, 2006 to March 31, 2007), the "Accounting Standard for the Statement of Net Assets Section of Balance Sheet" (Corporate Accounting Standard No. 5 specified by the Financial Accounting Standards Foundation, December 9, 2005) and the "Accounting Standard Application Guideline for the Statement of Net Assets Section of Balance Sheet" (Corporate Accounting Standard Application Guideline No. 8 specified by the Financial Accounting Standards Foundation, December 9, 2005) are applied to the statement of "Net Assets" section of the balance sheet.*

(ii) Financial Position and profit/loss of the Company

	Fiscal 2004 (4/03–3/04)	Fiscal 2005 (4/04–3/05)	Fiscal 2006 (4/05–3/06)	Fiscal 2007 (4/06–3/07)
Net sales (millions of yen)	185,105	185,232	206,831	228,406
Ordinary income (millions of yen)	13,343	11,057	10,236	12,396
Net income (loss) (millions of yen)	2,266	3,504	(3,378)	5,618
Net income (loss) per share (yen)	5.68	8.72	(8.47)	14.08
Total assets (millions of yen)	366,618	361,664	357,560	357,104
Shareholders' equity (millions of yen)	182,389	183,017	179,669	181,346

Notes:

1. *The Accounting Standard for Annual Net Income per Share (Corporate Accounting Standard No.2 specified by the Corporate Accounting Standard Commission, September 25, 2002) and the Accounting Standard Application Guideline for Annual Net Income per Share (Corporate Accounting Standard Application Guideline No. 4 specified by the Corporate Accounting Standard Commission, September 25, 2002) are applied to the calculation of net income (loss) per share.*
2. *Amounts less than one million yen are omitted.*
3. *Starting from fiscal 2007 (April 1, 2006 to March 31, 2007), the "Accounting Standard for the Statement of Net Assets Section of Balance Sheet" (Corporate Accounting Standard No. 5 specified by the Financial Accounting Standards Foundation, December 9, 2005) and the "Accounting Standard Application Guideline for the Statement of Net Assets Section of Balance Sheet" (Corporate Accounting Standard Application Guideline No. 8 specified by the Financial Accounting Standards Foundation, December 9, 2005) are applied to the statement of "Net Assets" section of the balance sheet.*

(3) Principal parent company and subsidiaries

(i) Relationship with parent company

Not Applicable

(ii) Principal subsidiaries

Name	Common stock	Voting rights ratio	Main business lines
Minebea-Matsushita Motor Corporation	¥10,000 million	60.0%	Manufacture and sales of motors and their components
NMB Thai Ltd.	1,200,000 thousand Thai baht	100.0%	Manufacture and sales of bearings and others
Pelmec Thai Ltd.	1,100,000 thousand Thai baht	100.0%	Manufacture and sales of bearings and others
Minebea Thai Ltd.	8,381,818 thousand Thai baht	100.0%	Manufacture and sales of motors and others
Minebea Electronics (Thailand) Co., Ltd.	1,563,545 thousand Thai baht	100.0%	Manufacture and sales of electronic devices and their components
NMB (USA) Inc.	US$311,093 thousand	100.0%	Holding company
NMB Technologies Corporation	US$6,800 thousand	100.0% (100.0%)	Sales of bearings, electronic devices and others
New Hampshire Ball Bearings, Inc.	US$94,000 thousand	100.0% (100.0%)	Manufacture and sales of bearings
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	US$239,060 thousand	100.0%	Manufacture and sales of bearings and electronic devices
Minebea (Hong Kong) Ltd.	HK$100,000 thousand	100.0%	Sales of bearings, electronic devices and others

Note: Figures in parentheses for the voting rights ratio in the above table show the ratio of indirect ownership.

(4) Tasks to Be Accomplished

Minebea has adopted the following five principles as its basic policy for management.

(i) Ensure that Minebea is a company for which we feel proud to work.
(ii) Reinforce the confidence our customers have.
(iii) Respond to our shareholders' expectations.
(iv) Ensure a welcome for Minebea in local communities.
(v) Contribute to a global society.

Under this basic management policy, we have focused company resources on areas where we can display ultra-precision machining technologies and mass production technologies that are both the source of our Group's competitiveness. At the same time, we have aimed for a company that leads the competition through manufacturing and technological excellence to achieve further growth.

Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

To realize high profitability and true growth potential under the aforementioned basic management policy, the Company will strive to return to the basics of manufacturing and to strengthen manufacturing technologies. Furthermore, to secure competitiveness in the markets and deploy products in new markets, we will endeavor to reinforce the structure under which we can actively integrate and fuse a variety of basic technologies as well as product technologies.

By advancing a higher amalgamation of ultra-precision machining technologies supporting our bearing business and technologies for our electronic components and parts business—such as optical technologies, thin-film technologies, electric and magnetic technologies, and sensor technologies, we will continue to develop more competitive products and introduce them to the markets.

We look forward to the continued support and guidance of our shareholders.

(5) Main business lines (As of March 31, 2007)

(i) Machined Components Business

Classification	Products
Bearings	Miniature ball bearings, small-sized ball bearings, and rod-end bearings, etc.
Machinery components	Commercial and aerospace fasteners, tape guides, pivot assemblies and gears, etc.
Special machinery and others	Aerospace and defense-related equipment, etc.

(ii) Electronic Devices and Components Business

Classification	Products
Electronic devices and components	Small precision motors, keyboards, speakers, backlights, inverters, strain gauges, load cells, etc.

(6) Major offices and plants (As of March 31, 2007)

(i) The Company's major offices and plants

Name	Location
Head Office/Karuizawa Plant	Miyota-machi, Kitasaku-gun, Nagano Prefecture
Tokyo Head Office	Meguro-ku, Tokyo
Hamamatsu Plant	Fukuroi-shi, Shizuoka Prefecture
Fujisawa Plant	Fujisawa-shi, Kanagawa Prefecture
Omori Plant	Ota-ku, Tokyo
Matsuida Plant	Annaka-shi, Gunma Prefecture

(ii) Subsidiaries' major offices and plants

Name	Location
Minebea-Matsushita Motor Corporation	Meguro-ku, Tokyo
NMB Thai Ltd.	Thailand
Pelmec Thai Ltd.	Thailand
Minebea Thai Ltd.	Thailand
Minebea Electronics (Thailand) Co., Ltd.	Thailand
NMB (USA) Inc.	U.S.A.
NMB Technologies Corporation	U.S.A.
New Hampshire Ball Bearings, Inc.	U.S.A.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	China
Minebea (Hong Kong) Ltd.	China

(7) Employees of the Corporate Group (As of March 31, 2007)

(i) Employees of the Corporate Group

Classification	Number of employees	Increase (decrease) from the end of the previous year
Machined components business	19,581	1,397
Electronic devices and components business	29,826	640
Whole company	156	—
Total	49,563	2,037

Notes:

1. *The number of employees is the number that are at work.*
2. *The "Whole company" refers to employees in the administration department but not under either business segment.*

(ii) Employees of the Company

Number of employees	Increase (decrease) from the end of the previous year	Average age	Average of working years
2,493	68	40.5	16.8

Note: The number of employees is the number that is at work.

(8) Major lenders (As of March 31, 2007)

Lenders	Outstanding borrowing (millions of yen)
The Sumitomo Trust & Banking Co., Ltd.	11,100
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	9,500
Sumitomo Mitsui Banking Corporation	9,500
Mizuho Corporate Bank, Ltd.	3,900
The Hachijuni Bank, Ltd.	2,700

(9) Other Important Matters relating to Current Status of Corporate Group

There are no important matters to be reported.

2. Shares of the Company

(1) Overview of Shares (As of March 31, 2007)

(i) Total number of shares authorized: 1,000,000,000 shares
(ii) Number of shares issued: 399,167,695 shares
(including 135,299 shares of treasury stocks)
(iii) Number of shareholders: 22,260 persons
(iv) Shareholders holding one tenth or more of total number of issued shares (except treasury stock)
There are no matters to be reported.
(v) Major shareholders:

Name of shareholders	Investment in the Company	
	Number of shares (thousands)	Shareholding ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	37,162	9.31
Japan Trustee Service Bank, Ltd. (Trust account)	35,747	8.96
Japan Trustee Service Bank, Ltd. (Trust account 4)	20,836	5.22
Keiaisha Co., Ltd.	15,000	3.76
The Sumitomo Trust & Banking Co., Ltd.	12,349	3.09
Takahashi Industrial and Economic Research Foundation	12,347	3.09
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,057	2.52
Sumitomo Mitsui Banking Corporation	10,000	2.51
State Street Bank and Trust Co.	6,772	1.70
State Street Bank and Trust Co. 505019	5,688	1.43

Note: Shareholding ratio is calculated exclusive of treasury stock (135,299 shares).

(2) Matters relating to Stock Acquisition Rights, etc.

There are no matters to be reported.

3. Corporate Officers

(1) Directors and Corporate Auditors (As of March 31, 2007)

Title	Name	Responsibilities or representative status at other companies
Representative Director, President and Chief Executive Officer	Takayuki Yamagishi	
Director, Senior Managing Executive Officer	Yoshihisa Kainuma	Head of Information Motor Business Unit President and Representative Director of Minebea-Matsushita Motor Corporation President and Representative Director of NMB Electro Precision, Inc. Director of Keiaisha Co., Ltd.
Director, Senior Managing Executive Officer	Ryusuke Mizukami	Chief of Engineering Headquarters, Officer in charge of Environmental Preservation
Director, Senior Managing Executive Officer	Tosei Takenaka	Chief of Operations Headquarters, General Manager of Legal Division
Director, Senior Managing Executive Officer	Koichi Dosho	Chief of Sales Headquarters
Director, Managing Executive Officer	Hiroharu Katogi	Chief of Administration Headquarters, General Manager of Administration Division and of Information Systems Division
Director, Managing Executive Officer	Akihiro Hirao	Deputy Chief of Engineering Headquarters, General Manager of Engineering Support Division, Head of Defense-Related Special Parts Business Unit
Director, Managing Executive Officer	Eiichi Kobayashi	Chief of Manufacturing Headquarters
Director	Chanchai Leetavorn	Chairman, ACL BANK Public Company Limited
Director	Takashi Matsuoka	Managing Director, Keiaisha Co., Ltd.
Standing Corporate Auditor	Shinichi Mori	
Standing Corporate Auditor	Yoshinori Amano	
Standing Corporate Auditor	Tsukasa Oshima	
Corporate Auditor	Isao Hiraide	Certified Public Tax Accountant
Corporate Auditor	Hirotaka Fujiwara	Attorney at law

Notes:

1. *Chanchai Leetavorn and Takashi Matsuoka are Independent Directors.*
2. *Tsukasa Oshima, Isao Hiraide and Hirotaka Fujiwara are External Corporate Auditors.*
3. *Corporate Auditor Tsukasa Oshima has been for many years engaged in financial affairs in a commercial bank and has considerable knowledge of finances and accounting.*
4. *Corporate Auditor Isao Hiraide is familiar with tax services as a licensed tax accountant and has considerable knowledge of finance and accounting.*
5. *Corporate Auditor Hirotaka Fujiwara is familiar with Company Law services as a lawyer and has considerable knowledge of finances and accounting.*

(2) Retired Directors and Corporate Auditors during Business Year

Not Applicable

(3) Amount paid as remuneration to Directors and Corporate Auditors

Categories	Number of persons to be paid	Amount of remuneration, etc.
Directors (Independent Directors)	10 (2)	¥275,374,000 (¥7,500,000)
Corporate Auditors (External Corporate Auditors)	5 (3)	¥53,880,000 (¥25,710,000)
Total	15	¥329,254,000

Notes:

1. *The remuneration for Directors excludes the salary to be paid for service as officer or employee for a Director who concurrently holds a post of officer or employee of the Company.*
2. *The Company resolved that the maximum monthly remuneration for Directors shall be not more than ¥25 million at the 57th Ordinary General Meeting of Shareholders held on June 27, 2003.*
3. *The Company resolved that the maximum monthly remuneration for Corporate Auditors should not be more than ¥6 million at the 60th Ordinary General Meeting of Shareholders held on June 29, 2006.*
4. *The amount of remuneration, etc. includes the total amount of Directors' bonus, the amount of which is ¥63,780,000 (including the total amount of ¥1,500,000 for 2 Independent Directors), and the total amount of Corporate Auditors' bonus, the amount of which is ¥6,180,000 (including the total amount of ¥3,030,000 for 3 External Corporate Auditors) under "Payment of Bonuses for Directors and Corporate Auditors" to be reported at the 61st Ordinary General Meeting of Shareholders held on June 28, 2007.*

5. *In addition to the amount of remuneration, etc., if "Grant of Retirement Allowances to Retiring Directors and Corporate Auditors and Termination of Its Payment in line with the Abolition of Retirement Allowance System" to be reported at the 61st Ordinary General Meeting of Shareholders held on June 28, 2007, is approved, the Company will pay the total amount of ¥503,400,000 for 10 Directors (including the total amount of ¥15,917,000 for 2 Independent Directors) and the total amount of ¥27,954,000 for 5 Corporate Auditors (including the total amount of ¥6,530,000 for 3 External Corporate Auditors) and the payment to each Director and Corporate Auditor will be made at the time of his/her retirement.*

(4) Matters relating to External Officers

(i) Interlocking directorates with other companies, etc. (in the case of executive officers of other company) and relation between the Company and such other companies

a. Director Mr. Chanchai Leetavorn holds an additional post as the chairman of ACL Bank Public Company Limited. There are no special relation between the Company and ACL Bank Public Company Limited.
b. Director Mr. Takashi Matsuoka holds an additional post of managing director of Keiaisha Co., Ltd. The Company purchases steel and other materials from Keiaisha Co., Ltd.

(ii) Interlocking directorates of external officers of other companies

Not Applicable

(iii) Main activities during the current business year

Name	Attendance and his/her statement
Director Chanchai Leetavorn	He attended 2 of the 14 meetings of the Board of Directors held during the current business year. He had no comment at the attended meetings of the Board of Directors. However, he advised the Company of its general business management and business operation, etc. in Thailand, where the largest production base of the Group is located.
Director Takashi Matsuoka	He attended all 14 meetings of the Board of Directors held during the current business year. He provided appropriate comment for deliberation of agenda items, etc. at the meetings of the Board of Directors.
Corporate Auditor Tsukasa Oshima	He attended all 14 meetings of the Board of Directors and all 12 meetings of the Board of Corporate Auditors, held during the current business year. He provided appropriate comment for deliberation of agenda items, etc. at such meetings.
Corporate Auditor Isao Hiraide	He attended 13 of the 14 meetings of the Board of Directors and all 12 meetings of the Board of Corporate Auditors, held during the current business year. He provided appropriate comment for deliberation of agenda items, etc. at such meetings.
Corporate Auditor Hirotaka Fujiwara	He attended 8 of the 10 meetings of the Board of Directors, 8 of the 9 meetings of the Board of Corporate Auditors held since his assumption of office on June 29, 2006. He provided appropriate comment for deliberation of agenda items, etc. at such meetings.

4. Matters relating to Independent Auditor

(1) Name: Ernst & Young ShinNihon

(2) Amount of Remuneration, etc.

	Amount paid
Amount of remuneration, etc. of Independent Auditors for the current business year	¥74 million
Total amount of money and other property benefit to be paid from the Company and its subsidiaries to Independent Auditors	¥104 million

Note: In the audit agreement by and between the Company and the Independent Auditors, the Company does not keep accounts by each category of the amount of audit fee, etc. for auditing services under the Company Law and under the Securities and Exchange Law. As the amount of auditing services may be difficult to classify, the Company states the total amount thereof in the amount of remuneration, etc. for the current business year.

(3) Non-Auditing Services

Business relating to advice and guidance to evaluate the effectiveness of the internal control system relating to financial reporting of the Company.

(4) Policy regarding Determination of Removal or Refusal of Reappointment of Independent Auditor

The Board of Directors will recommend the agenda for the proposed meeting regarding removal or refusal of reappointment of Independent Auditors with the consent or upon the request of the Board of Corporate Auditors if the Board of Directors believes that it is necessary due to causes including the Independent Auditors' difficulty in performing their duties.

If the Board of Corporate Auditors finds that the Independent Auditors fall under any of the events prescribed in each Item of Article 340, Paragraph 1 of the Company Law, the Board of Corporate Auditors may remove the

Independent Auditors under the consent of all Corporate Auditors. In this case, the Corporate Auditor appointed by the Board of Corporate Auditors will report its resolution relating to the removal of any Independent Auditor and its reasons to the first General Meeting of Shareholders after the removal thereof.

(5) Audit of Consolidated Subsidiaries

Some consolidated subsidiaries of the Company are subject to the audit of a certified public accountant or an auditing firm (including a person who has similar qualifications in foreign countries) other than the Company's Independent Auditor, and the material ones are as follows:

Name of subsidiaries
Minebea Thai Ltd.
New Hampshire Ball Bearings, Inc.
NMB Technologies Corporation
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
NMB (USA) Inc.

5. System to Ensure the Proper Business

The Company determined the "Basic Policy for Internal Control System" at the meeting of the Board of Directors held on May 9, 2006. The summary of this resolution and the development status are as follows:

(1) Structure to assure that Board Members', Executive Officers' and employees' execution of duties conform to laws and articles of incorporation

(i) Minebea has set up a management structure regarding compliance and established a Minebea Group Code of Conduct in order to have the Board Members, Executive Officers and Employees follow laws, articles of incorporation and corporate philosophy.

(ii) Minebea Group Code of Conduct has set the specific standards that have to be observed for labor, safety and health, environment protection, and ethical management. In order to enforce this, the Compliance Committee was established to control the Group's compliance efforts in a cross-section manner, as well as, educating officers and staff members with the Committee taking the lead. We will further enhance this structure.

(iii) The activities of the Compliance Committee will be reported regularly or accordingly to the Board of Directors.

(iv) The current system which keeps an independent Director in the Board of Directors will be maintained in order to have the check-and-balance system that assures the legality of the Board Members' execution of duties.

(2) Storage and management of information related to execution of duties by Board Members and Executive Officers

(i) The Board of Directors establishes Document Management Rules and keep documents (including electrical records) with related materials.

(ii) If the documents should be kept for a certain period of time or a certain location, the preservation period and location shall follow the Document Management Rules except in case there is a specific provision in any law. The document shall be stored by a method as it can be viewed within 2 days, if there is an inspection request from a Board Member or Corporate Auditor.

(iii) If the Document Management Rules shall be revised, it must be resolved by the Board of Directors.

(3) Rules for Risk of Loss Management and other Structures

Minebea's Risk Management Structure is made of newly establishing Basic Regulations for Risk Management that systematically sets up risk management. The chief officer of the risk management of Minebea Group shall be the Representative Director, President and Chief Executive Officer, and a Risk Management Committee is established under his direct control.

Based on the Basic Regulations for Risk Management, the individual risks will be monitored continuously by each responsive organization, and we will assume and classify specific risks in advance, and develop a quick, adequate communication and emergency structure in case of an emergency.

Also, the Risk Management Committee will regularly review above structure, verify specific items and regularly report the status of risk management including such verification results to the Board of Directors.

(4) Structure that assures the execution of duties by the Board Members and Executive Officers are efficiently done

(i) Minebea has changed the twenty five member Board of Directors to a ten member system as of June 2003, to facilitate prompt and strategic decision making. At the same time, by introducing an executive officer system, we have delegated significant authority from the Board of Directors to Executive Officers, clearly divide the role of management / supervision functions from execution functions, heighten the organization's agility and further enhance these functions.

(ii) Board Members, Executive Officers and Employees will jointly have a company-wide goal and try to spread this as well as chiefs of Headquarters and heads of Business Units will decide the specific goals and efficient methods for each Headquarter and Business Unit of achieving this.

The results will be converted into data using an IT-driven system, and will be regularly reviewed by the Board of Directors after analyzed by each Headquarter, Business Unit and Business Administration department. By implementing improvements such as removing or reducing causes that block efficiency, accuracy of achievement of goals will increase, and a system that will achieve the efficiency of company-wide operations will be built.

(5) Structures to ensure that the Operations of the Company and its Affiliated Companies are adequate

(i) We will reinforce the current system of the Company's Headquarters and Business Unit organizations appropriately and properly leading Group Companies' (including overseas) business operations.

(ii) We set up a common Minebea Group Code of Conduct and develop a law-abiding spirit together with the officers and employees of the Group Company.

(iii) In order to increase the effects of the internal control system audits for Group Companies currently done by the Corporate Auditors, we will improve the cooperative structure to the Corporate Auditors.

(iv) The current system, setting a numerical goal for each Group Company, reviewing regularly, and feeding back the results, will be reinforced.

(v) The current system of the Internal Auditing Office regularly auditing the Group Companies will be expanded and reinforced.

(6) The structure when a Corporate Auditor requests for an employee to assist him

(i) When such employee is required, the appropriate personnel will be assigned and assist with audit duties.

(ii) The Internal Auditing Office shall discuss with the Board of Auditors what the Corporate Auditor requests and do an internal audit and report the results to the Board of Auditors.

(7) Independence from the Board of Directors of the employee mentioned in the preceding paragraph (6). hereof

(i) The audit support by such employee will be done under the Corporate Auditor's directions and orders.

(ii) The Board of Auditors' opinion will be respected on the personnel changes and personnel evaluation regarding such employee.

(8) Structure of Board Members', Executive Officers' and employees' report to the Corporate Auditor and other reporting structure to the Corporate Auditor

(i) The Board Members will report the following to the Board of Auditors

a. Matters discussed at the Senior Executive Officers Council.
b. Matters that might cause the company a significant loss
c. Monthly business conditions that is important
d. Important matters regarding internal audit status and risk management
e. Significant violations of law or articles of incorporation
f. Status of calls to the compliance hotline and its contents
g. Other important matters related to compliance
h. Matters related to request for approval decided by Board Members or Executive Officers
i. Agreements executed by Board Members or Executive Officers
j. Matters related to litigations

(ii) Executive officers may directly report b) through e) in the previous paragraph (i) hereof to the Board of Auditors. If the employee discovers a significant fact related to b) and e) in the previous paragraph (i) hereof, he/she may directly report it to the Board of Auditors

(9) Other matters in order to ensure the efficiency of the Corporate Auditors audit

The Corporate Auditor has an opportunity to interview Board Members, Executive Officers and important employees, as well as hold informal meetings regularly with Representative Director, President and Chief Executive Officer and Accounting Auditor respectively.

Based on the policies above, the Company is promoting in unison the establishment of the internal control system.

6. Basic Policy relating to Control of the Company

The Company believes that best measures against hostile takeover are to win full understanding of our stakeholders by achieving the enhancement of corporate value, improving the performance and realizing the high share price of the Company. The Company continues to discuss the measures against such takeover variously and specifically.

Consolidated Balance Sheets

(As of March 31, 2007)

(Unit: millions of yen)

Assets	
Item	**Amount**
Current assets	**156,059**
Cash and cash equivalents	21,731
Notes and accounts receivable	71,883
Marketable securities	408
Inventories	45,904
Deferred tax assets	7,056
Others	9,325
Allowance for doubtful receivables	(249)
Fixed assets	**198,684**
Tangible fixed assets	**171,063**
Buildings and structures	112,533
Machinery and transportation equipment	261,475
Tools, furniture and fixtures	50,227
Land	15,528
Construction in progress	1,771
Accumulated depreciation	(270,473)
Intangible fixed assets	**11,973**
Goodwill	8,794
Others	3,179
Investment and other assets	**15,646**
Investment in securities	11,318
Long-term loans receivable	54
Deferred tax assets	990
Others	3,283
Allowance for doubtful receivables	(0)
Deferred charges	**40**
Total assets	**354,784**

Note: Amounts less than one million yen are omitted.

(Unit: millions of yen)

Liabilities	
Item	**Amount**
Current liabilities	**131,154**
Notes and accounts payable	27,743
Short-term loans payable	57,639
Current portion of long-term loans payable	14,121
Accrued income taxes	4,418
Accrued bonuses	3,823
Allowance for bonuses to directors and corporate auditors	69
Allowance for business restructuring losses	636
Others	22,701
Long-Term Liabilities	**81,071**
Bonds	36,500
Long-term loans payable	42,000
Allowance for retirement benefits	1,661
Allowance for retirement benefits to executive officers	73
Others	835
Total liabilities	**212,226**
Net assets	
Shareholders' Equity	**178,791**
Common stock	**68,258**
Additional paid-in capital	**94,756**
Retained earnings	**15,855**
Treasury stock	**(79)**
Revaluation / Translation differences	**(36,437)**
Difference on revaluation of other marketable securities	**3,294**
Foreign currency translation adjustments	**(39,732)**
Minority Interests in consolidated subsidiaries	**204**
Total net assets	**142,558**
Total Liabilities and Net Assets	**354,784**

Note: Amounts less than one million yen are omitted.

Consolidated Statements of Income
(From April 1, 2006 to March 31, 2007)

(Unit: millions of yen)

Item	Amount
Net sales	**331,022**
Cost of sales	**257,643**
Gross profit	**73,378**
Selling, general and administrative expenses	**47,113**
Operating income	**26,265**
Other income	**2,128**
Interest income	544
Dividends income	66
Others	1,517
Other expenses	**6,549**
Interest expenses	5,224
Foreign currency exchange loss	679
Equity loss of affiliates	5
Others	640
Ordinary income	**21,843**
Extraordinary income	**772**
Gain on sales of fixed assets	183
Gain on sales of investments securities	0
Reversal of loss on after-care of product	572
Reversal of allowance for doubtful receivables	14
Extraordinary loss	**3,091**
Loss on sales of fixed assets	323
Loss on disposal of fixed assets	1,364
Impairment loss	74
Loss on liquidation of affiliates	56
Loss on after-care of products	49
Business restructuring loss	40
Compensation payments	70
Settlement loss	808
Special severance payment	304
Income before income taxes and minority interests	**19,523**
Income taxes current (including enterprise tax)	6,248
Adjustment of income taxes	813
Minority interest in earnings of consolidated subsidiaries	401
Net income	**12,862**

Note: Amounts less than one million yen are omitted.

Statement of Changes in Consolidated Shareholders' Equity

(From April 1, 2006 to March 31, 2007)

(Unit: millions of yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balances at March 31, 2006	68,258	94,756	6,983	(65)	169,933
Changes Cash dividend from retained earnings			(3,990)		(3,990)
Net income			12,862		12,862
Purchase of own shares				(15)	(15)
Sales of own shares		0		1	1
Changes (net) in non-shareholders' equity items					
Total changes	—	0	8,872	(14)	8,858
Balances at March 31, 2007	68,258	94,756	15,855	(79)	178,791

	Revaluation / Translation differences			Minority interests in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2006	4,428	(56,784)	(52,355)	631	118,209
Changes Cash dividend from retained earnings					(3,990)
Net income					12,862
Purchase of own shares					(15)
Sales of own shares					1
Changes (net) in non-shareholders' equity items	(1,133)	17,051	15,918	(426)	15,491
Total changes	(1,133)	17,051	15,918	(426)	24,349
Balances at March 31, 2007	3,294	(39,732)	(36,437)	204	142,558

Note: Amounts less than one million yen are omitted.

Basis of presenting consolidated financial statements

1. Scope of consolidation and application of equity method
Number of consolidated companies: 42 companies
The names of principal consolidated subsidiaries:
NMB Singapore Ltd., NMB (USA) Inc., NMB Thai Ltd., Minebea Electronics (Thailand) Co., Ltd.

2. Matters relating to Equity Method
(1) Non-consolidated subsidiaries and affiliates under equity method
Number of non-consolidated subsidiaries and affiliated under equity method: 1 company
Name of principal company, etc.: Shonan Seiki Co., Ltd.

(2) Special instructions concerning procedures for applying equity method
Some equity method companies have a different closing date from the consolidated closing date. When preparing the consolidated financial statements, the Company shall use such company's financial statements prepared under the provisional settlement of accounts as of the consolidated closing date.

3. Scope of consolidation and application of equity method
Changes in consolidated subsidiaries

Anew:	Establishment	(1 company)	MHC INSURANCE COMPANY, LTD.
Exclusion:	Liquidation	(2 companies)	KUEN DAR (M) SDN. BHD. N.M.B. (U.K.) LIMITED

4. Balance sheet dates of consolidated subsidiaries and equity-method companies
Consolidated subsidiaries which were accounted for by the equity method whose balance sheets are different from the consolidated balance sheet date, the Company uses their financial statements based upon the provisional settlement of accounts they balanced as of the consolidated balance sheet date in the preparation of the financial statements of the current consolidated term.

5. Accounting policies
(1) Valuation basis and method of significant assets
(i) Securities
Debt securities held to maturity
Amortized cost method (fixed amount method)
Other marketable securities
Securities with market value
The company adopted the market value method based on market prices and other conditions at the end of the term. Also, the company accounted for all valuation differences based on the direct net asset method and the sales costs are calculated by the moving average method.
Securities without market value
Non listed securities are stated at cost determined by the moving average method.
(ii) Inventories
The company and consolidated domestic subsidiaries state primarily at the moving average cost.
Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.

(2) Method of significant Depreciation
(i) Tangible fixed assets
The company and consolidated domestic subsidiaries adopt the declining balance method. Their major useful lives are as follows:

Buildings and structures	2 to 50 years
Machinery and equipment	2 to 15 years
Tools, furniture and fixtures	2 to 20 years

They also collectively show equal charges for small depreciable assets (whose acquisition values are not less than 100,000 yen and less than 200,000 yen) over the three years each consolidated fiscal year.
Consolidated overseas subsidiaries mainly adopt the straight-line method.

(ii) Intangible fixed assets
The company and consolidated domestic subsidiaries mainly adopt the straight-line method. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).
Consolidated overseas subsidiaries mainly adopt the straight-line method.

(3) Valuation basis of significant allowances

(i) Allowance for doubtful receivables
The company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.
Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

(ii) Accrued bonuses
The company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.
Consolidated overseas subsidiaries make the record on accrual basis.

(iii) Allowance for bonuses to directors and corporate auditors
To provide for payment of bonuses to directors and corporate auditors, the Company records an amount, based upon the estimated amount of payment for the current consolidated accounting period.
(Change of accounting policies)
From the current consolidated accounting period, the Company has adopted the method of charging bonuses to directors and corporate auditors to expense as incurred in accordance with the Accounting Standard No. 4, Accounting Standard for Directors' Bonus (issued by the Accounting Standards Board of Japan on November 29, 2005).
This reduces operating income, ordinary income and income before income taxes and minority interests by ¥69 million, respectively.

(iv) Allowance for retirement benefits
Regarding the company and its consolidated Japanese subsidiaries, to provide for payment of employee retirement benefits, the Company reported allowance for retirement benefits or prepaid pension costs, based on estimated retirement benefit debts and pension assets at the end of the current term.
At the end of the current consolidated accounting period , prepaid pension cost is included in others of investments and other assets.
Over the five years within the average remaining length of employees' service, the company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.
Regarding the company's consolidated overseas subsidiaries, each subsidiary stated retirement benefits or prepaid pension costs estimated to accrue at the end of the current term to provide for employee retirement benefits.
At the end of the current consolidated accounting period , prepaid pension cost is included in others of investments and other assets.
Unrecognized prior service cost is amortized using the straight-line method over a period of 10 years as cost.
Actuarial gains and losses are amortized using the straight-line method over a period of 10 years, from the period subsequent to the period in which they are incurred.

(v) Allowance for retirement benefits to executive officers
We posted retirement allowances to be required for payment at the end of the current consolidated fiscal year in accordance with company regulations.

(vi) Allowance for business restructuring losses
Based upon the decision of the structural reform plan for its PC keyboard business and other key businesses, the Company has reported the reasonably estimated amounts of expenses that it is expected to incur in the future.

(4)Translation of foreign currency assets and liabilities in financial statements of the company and consolidated subsidiaries
The Company and its consolidated domestic subsidiaries translate monetary receivables and payables in foreign currency into yen at the spot exchange rates on the balance sheets date. The resulting exchange differences are accounted for as an exchange gain or loss.
Assets and liabilities are translated into yen at the spot exchange rates at the consolidation date, while revenues and expenses are translated into yen at the average rates for the year. Exchange differences are included in foreign currency translation adjustments and minority interests in shareholders' equity.

(5) Accounting method of significant lease transactions
In accordance with the accounting method in reference to ordinary rental transactions, the company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the

ownership of leased property will be transferred to the lessees. The company's consolidated overseas subsidiaries also used primarily the same accounting method.

(6) Accounting method of significant hedge transactions

(i) Method of Hedge Accounting

Regarding monetary receivables and payables in foreign currency for which exchange contracts are made, the Company accounts for them on the allocation method. Also, regarding interest rate swaps, the Company accounts for them as special exceptions, because they meet the accounting requirements for special exceptions.

(ii) Hedging Vehicles and Targets

(Hedging Vehicles)
Exchange contracts
Interest rate swaps
(Hedging Targets)
Monetary receivables and payables in foreign currency
Interest rates on borrowings

(iii) Hedge Policy

Under the guidance of its Finance Department, the Company makes exchange contracts to hedge risks in foreign exchange fluctuations arising from export and import transactions, and lending in foreign currency. The Company also makes interest rate swaps to hedge fluctuation risks in interest rates on borrowings.

(iv) Method of Assessing Hedge Effectiveness

Regarding exchange contracts, the Company allocates them at same dates with same amounts in foreign currency, respectively, in accordance with the risk management policy at the time of conclusion of exchange contracts. This completely ensures correlations reflecting subsequent exchange rate fluctuations. The Company assesses hedge effectiveness based upon that judgment. Also, regarding interest rate swaps, the Company assesses hedge effectiveness based upon the fulfillment of the accounting requirements for special exceptions.

(7) Accounting method of consumption tax and other

Consumption tax and other related taxes are excluded from revenue and purchases of the company.

6. Evaluation of consolidated subsidiaries' assets and liabilities

The company adopts the step fair value method as evaluation method of consolidated subsidiaries' assets and liabilities.

7. Amortization of goodwill and negative goodwill

The goodwill is equally amortized for from five to forty years conforming to the accounting customs of the consolidated companies' countries.

8. Range of cash in cash flow statements

Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

9. Change of accounting treatment

(Accounting standards for presentation of net assets in the balance sheet)
Since the current consolidated accounting period, the Company has applied the Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan (ASBJ) Statement No. 5 issued on December 9, 2005 by the ASBJ).It has also applied the Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Implementation Guidance No. 8 Issued on December 9, 2005 by the ASBJ).
The amount corresponding to previous total shareholders' equity is ¥142,353 million.
Net assets in the consolidated balance sheet for the current consolidated accounting period are presented in accordance with provisions of the new Regulations concerning Consolidated Financial Statements after revision.

10. Change of presentation

(Consolidated balance sheets)
Consolidated adjustments in the previous consolidated accounting period is classified as goodwill in the current consolidated accounting period.

Notes to Consolidated Balance Sheet

(1) Accounting of Notes matured at the End of Consolidated Fiscal Year
Matured notes at end of consolidated accounting period
The Company accounts for settlement of matured notes at the end of consolidated accounting period at their exchange dates. Because the end of the current consolidated accounting period was a holiday of financial institutions, the Company includes the following matured notes in their balance at the end of the period.

Notes receivable	¥338 million
Notes payable	¥937 million
Current liabilities others (Notes payable for equipment)	¥63 million

(2) Marketable securities and Investment in securities
The balance of money in trust is ¥2,628 million. This is the balance of U.S. Treasury securities, etc. purchased for financial investment by captive insurance subsidiary MHC INSURANCE COMPANY, LTD. established on October 4, 2006. The application of this trust fund is limited to payment of compensation resulting from recall insurance accidents related to the Minebea Group.

Notes to Consolidated Statement of Changes in Shareholders' Equity

(1) Matters relating to Type and Total Number of Issued Shares and Type and Total Number of Treasury Stock

Type of Shares	Shares at previous fiscal year (shares)	Increased shares in current fiscal year (shares)	Decreased shares in current fiscal year (shares)	Shares at end of current fiscal year (shares)
Shares Issued				
Common Stock	399,167,695	–	–	399,167,695
Total	399,167,695	–	–	399,167,695
Treasury Stock				
Common Stock*[1, 2]	121,371	20,837	2,048	140,160
Total	121,371	20,837	2,048	140,160

Notes:

1. *The 20,837 shares increase in the number of own shares of common stock mainly reflects purchases of fractional shares.*
2. *The 2,048 shares decrease in the number of own shares of common stock reflects requests for purchase of fractional shares.*

(2) Matters relating to Dividends on Retained Earnings

(i) Matters on dividends by the resolution of the 60th Ordinary General Meeting of Shareholders held on June 29, 2006

Total amount of dividends:	¥2,793 million
Dividend per share:	¥7.00
Record date:	March 31, 2006
Effective date:	June 30, 2006

(ii) Dividends with a record date that falls within the current consolidated fiscal period but an effective date in the following period
The following matters will be submitted to the 61st Ordinary General Meeting of Shareholders held on June 28, 2007.

Total amount of dividends:	¥3,990 million
Dividend per share:	¥10.00
Record date:	March 31, 2007
Effective date:	June 29, 2007

Notes for per share information

(1) Net assets per share	¥356.75
(2) Net income per share	¥32.23

Notes for material subsequent events
Not applicable.

Non-Consolidated Balance Sheet

(As of March 31, 2007)

(Unit: millions of yen)

Assets	
Item	**Amount**
Current Assets	**124,653**
Cash and cash equivalents	11,878
Notes receivable	2,861
Accounts receivable - trade	52,437
Purchased goods	1,948
Goods in transit	1,129
Finished goods	821
Raw materials	1,652
Work in process	2,749
Supplies	109
Prepaid expenses	792
Short-term loans receivable from affiliates	47,461
Accounts receivable - other	1,550
Temporary advance	20
Deferred tax assets	4,584
Others	308
Allowance for doubtful receivables	(5,654)
Fixed Assets	**232,440**
Tangible fixed assets	**24,183**
Buildings	8,487
Structures	486
Machinery and equipment	4,846
Vehicles	13
Tools, furniture and fixtures	2,227
Land	7,363
Construction in progress	758
Intangible fixed assets	**3,013**
Patent rights and other intangibles	3,013
Investments and other assets	**205,243**
Investments in securities	8,953
Investment securities in affiliates	161,861
Investments in partnerships	0
Investments in partnerships with affiliates	32,406
Long-term loans receivable from employees	4
Long-term loans receivable from affiliates	501
Reorganization claim in bankruptcy, and others	0
Long-term prepaid expenses	344
Deferred tax assets	321
Others	1,253
Allowance for doubtful receivables	(403)
Deferred Charges	**10**
Bond issuance expenses	10
Total Assets	**357,104**

Note: Amounts less than one million yen are omitted.

(Unit: millions of yen)

Liabilities	
Item	**Amount**
Current Liabilities	**97,183**
Notes payable	3,133
Accounts payable - trade	30,374
Short-term loans payable	31,700
Short-term loans payable from affiliates	5,075
Current portion of long-term loans payable	12,000
Accounts payable - other	2,680
Accrued income taxes	2,172
Accrued expenses	1,023
Deposits received	179
Deferred income	207
Accrued bonuses	2,062
Allowance for bonuses to directors and corporate auditors	69
Allowance for business restructuring losses	5,483
Notes payable for equipment	143
Others	878
Long-Term Liabilities	**78,573**
Bonds	36,500
Long-term loans payable	42,000
Allowance for retirement benefits to executive officers	73
Total Liabilities	**175,757**
Net Assets	
Shareholders' Equity	**178,051**
Common stock	**68,258**
Additional paid-in capital	**94,756**
Capital reserve	94,756
Others	0
Retained earnings	**15,111**
Earned surplus	2,085
Others	13,026
Reserve for general purpose	6,500
Retained earnings carried forward	6,526
Treasury stock	**(76)**
Revaluation / Translation differences	**3,294**
Difference on revaluation of other marketable securities	**3,294**
Total Net Assets	**181,346**
Total Liabilities and Net Assets	**357,104**

Note: Amounts less than one million yen are omitted.

Non-Consolidated Statements of Income
(From April 1, 2006 to March 31, 2007)

(Unit: millions of yen)

Item	Amount
Net sales	**228,406**
Cost of sales	**200,555**
Gross profit	**27,851**
Selling, general and administrative expenses	**18,903**
Operating income	**8,948**
Other income	**5,579**
Interest income	647
Dividends received	4,159
Rent income on fixed assets	165
Others	606
Other expenses	**2,130**
Interest expenses	811
Interest on bonds	734
Amortization on bond issue costs	26
Foreign currency exchange loss	331
Others	226
Ordinary income	**12,396**
Extraordinary income	**758**
Gain on sales of fixed assets	228
Gain on sales of investments in securities	0
Reversal of allowance for doubtful receivables	529
Extraordinary loss	**3,789**
Loss on sales of fixed assets	52
Loss on disposal of fixed assets	288
Impairment loss	74
Loss for after-care of products	33
Business restructuring loss	2,461
Compensation payments	70
Settlement loss	808
Income before income taxes	**9,365**
Income taxes (including enterprise tax)	2,859
Adjustment of income taxes	888
Total income taxes	3,747
Net income	**5,618**

Note: Amounts less than one million yen are omitted.

Statement of Changes in Non-Consolidated Shareholders' Equity

(From April 1, 2006 to March 31, 2007)

(Unit: millions of yen)

	Shareholders' equity							
		Additional paid-in capital			Retained earnings			
						Others		
	Common stock	Capital reserve	Others	Total additional paid-in capital	Earned surplus	General reserve	Retained earnings carried forward	Total retained earnings
Balance at March 31, 2006	68,258	94,756	–	94,756	2,085	11,500	(1,297)	12,287
Changes Mobilization of general reserve *2						(5,000)	5,000	–
Cash dividend from retained earnings *2							(2,793)	(2,793)
Net income							5,618	5,618
Purchase of own shares								
Sales of own shares			0	0				
Changes (net) in non-shareholders' equity items								
Total changes	–	–	0	0	–	(5,000)	7,824	2,824
Balances at March 31, 2007	68,258	94,756	0	94,756	2,085	6,500	6,526	15,111

	Shareholders' equity		Revaluation / Translation difference		Total net assets
	Treasury stock	Total shareholders' equity	Difference on revaluation of other marketable securities	Total revaluation / translation differences	
Balances at March 31, 2006	(61)	175,240	4,428	4,428	179,669
Changes Mobilization of general reserve *2		–			–
Cash dividend from retained earnings *2		(2,793)			(2,793)
Net income		5,618			5,618
Purchase of own shares	(15)	(15)			(15)
Sales of own shares	1	1			1
Changes (net) in non-shareholders' equity items			(1,133)	(1,133)	(1,133)
Total changes	(14)	2,810	(1,133)	(1,133)	1,676
Balances at March 31, 2007	(76)	178,051	3,294	3,294	181,346

Notes: 1. Amounts less than one million yen are omitted.

2. Mobilization of general reserve and cash dividend from retained earnings were profit appropriation items at the ordinary general meeting of shareholders held in June 2006.

Notes to Non-Consolidated Financial Statements

Significant Accounting Policies

(a) Standards and method of valuation of assets

Marketable securities

Investments securities in subsidiaries and affiliates:

Stated at cost determined by the moving average method.

Other marketable securities:

·Securities with Market Value

Market value method based on market prices and other conditions at the end of the term. (The revaluation differences are accounted for based on the direct net assets method and the sales costs are calculated by the moving average method.)

·Securities without Market Value

Non listed marketable securities are stated at cost determined by the moving average method.

Inventories

Purchased goods:	Stated at cost determined by the moving average method.
Finished goods:	Stated at cost determined by the moving average method.
Raw materials:	Stated at cost determined by the moving average method.
Work in process:	Stated at cost determined by the moving average method for bearings, fasteners, and motors.
	Stated at cost determined respectively for measuring equipment, special motors and special machinery components.
Supplies:	Stated at cost determined by the moving average method.

(b) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method. Their major useful lives are as follows:

Buildings and structures	2 to 50 years
Machinery and equipment	2 to 15 years
Tools, furniture and fixtures	2 to 20 years

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for 3 years.

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.
The depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

Long-term loans receivable:

Depreciation of long-term loans receivable is made on the straight-line method.

(c) Amortization of deferred charges

Deferred charges are equally amortized over the term of bonds issued (3 years).

(d) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the balance sheets date. The resulting exchange differences are accounted for as an exchange gain or loss.

(e) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for bonuses to directors and corporate auditors:

To provide for payment of bonuses to directors and corporate auditors, the Company records an amount, based upon the estimated amount of payment for the current fiscal year.

(Change of accounting policies)
From the current fiscal year, the Company has adopted the method of charging bonuses to directors and corporate auditors to expense as incurred in accordance with the Accounting Standard No. 4, Accounting Standard for Directors' Bonus (issued by the Accounting Standards Board of Japan on November 29, 2005). This reduces operating income, ordinary income and income before income taxes by ¥69 million, respectively

Allowance for retirement benefits:
To provide for payment of employee retirement benefits, the Company reported an allowance for retirement benefits or prepaid pension costs, based on estimated retirement benefit debts and pension assets at the end of the current term.
At the end of the current fiscal year, prepaid pension cost is included in others of investments and other assets.
Over the five years from the following term after the differences accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

Allowance for retirement benefits to executive officers:
To provide for payment of retirement allowance to executive officers, the estimated amount to be required according to our internal regulations as of the end of the period of the current fiscal year is shown.

Allowance for business restructuring losses:
Based upon the decision of the structural reform plan for its PC keyboard business and other key businesses, the Company has reported the reasonably estimated amounts of expected that it is expected to incur in the future.

(f) Accounting method of lease transactions
The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(g) Accounting method of hedge transactions
(1) Method of hedge accounting
Regarding monetary receivables and payables in foreign currency for which exchange contracts are made, the Company accounts for them on the allocation method. Also, regarding interest rate swaps, the Company accounts for them as special exceptions, because they meet the accounting requirements for special exceptions.

(2) Hedging vehicles and targets
(Hedging vehicles)
Exchange contracts
Interest rate swaps
(Hedging targets)
Monetary receivables and payables in foreign currency
Interest rates on borrowings

(3) Hedge policy
Under the guidance of its Finance Department, the Company makes exchange contracts to hedge risks in foreign exchange fluctuations arising from export and import transactions, and lending in foreign currency. The Company also makes interest rate swaps to hedge fluctuation risks in interest rates on borrowings.

(4) Method of assessing hedge effectiveness
Regarding exchange contracts, the Company allocates them at same dates with same amounts in foreign currency, respectively, in accordance with the risk management policy at the time of conclusion of exchange contracts. This completely ensures correlations reflecting subsequent exchange rate fluctuations. The Company assesses hedge effectiveness based upon that judgment. Also, regarding interest rate swaps, the Company assesses hedge effectiveness based upon the fulfillment of the accounting requirements for special exceptions.

(h) Other significant accounting policies
Consumption taxes
Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

(i) Financial documents are prepared from the current business year in accordance with the Corporate Accounting Rules (Ministry of Justice Ordinance No.13 of 2006, February 7, 2006)

(j) Change of accounting treatment

(Accounting standards for presentation of net assets in the balance sheet)
Since the current term, the Company has applied the Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan (ASBJ) Statement No. 5 issued on December 9, 2005 by the ASBJ). It has also applied the Implementation Guidance for the Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Implementation Guidance No. 8 issued on December 9, 2005 by the ASBJ).
The amount corresponding to previous total shareholders' equity is ¥181,346 million.
Net assets in the balance sheet for the term are presented in accordance with provisions of the new Corporate Accounting Rules (Ministry of Justice Ordinance No.13 of 2006, February 7, 2006).

(k) Change of presentation

(Non-consolidated Statements of Income)
Interest and discount charge in the previous term is classified as interest expenses in the current term.

Notes to Non-Consolidated Balance Sheet

(1) Accumulated depreciation of property, plant and equipment: ¥47,906 million

(2) Contingent liabilities
Guarantee liabilities
The Company has provided the following companies with guarantees for their bank borrowings, etc.

Guarantee	Amount (Millions of Yen)
Minebea (Hong Kong) Ltd.	6,348
Minebea Thai Ltd.	5,440
Shanghai Shun Ding Technologies Ltd.	5,412
Pelmec Industries (Pte.) Ltd.	1,839
NMB Hi-Tech Bearings Ltd.	1,229
Other 11 companies	2,929
Total	23,201

(3) Monetary receivables from and monetary payables to subsidiaries:
Short-term receivables ¥30,711 million
(excluding short-term loan receivables from subsidiaries)
Short-term payables ¥26,021 million
(excluding short-term loan payables to subsidiaries)

(4) Accounting of Matured Notes at end of term
Matured notes at the end of term are settled at the exchange date of notes. In the term under review, the end date of the term fell on a holiday of financial institutions, and due to this, the following matured notes are included in the balance.
Notes receivable ¥271 million
Notes payable ¥937 million
Notes payable for equipment ¥63 million

Notes to the Statement of Income

(1) Transaction with affiliates:
Sales: ¥155,964 million
Purchase: ¥155,400 million
Amount of non-operating transactions: ¥12,097 million

(2) Total R&D expenses
The R&D expenses included in general administrative expenses and manufacturing costs for the current fiscal year are ¥7,579 million.

Notes for Statements of Changes in Non-Consolidated Shareholders' Equity

Class and Number of Treasury Stock

Type of Shares	Shares at previous FY (shares)	Increased shares in current FY (shares)	Decreased shares in current FY (shares)	Shares at end of current FY (shares)
Common stock*[1,2]	116,560	20,787	2,048	135,299

Notes:

1. The 20,787 share increase in the number of own shares of common stock reflects purchases of fractional shares.

2. The 2,048 share decrease in the number of own shares of common stock reflects requests for purchase of fractional shares.

Notes to Tax-Effect Accounting

(1) Major reasons for the accrual of deferred tax assets and deferred tax liabilities:

(Deferred tax assets)

Excess of allowed limit chargeable to the accrued bonuses	¥804 million
Excess of allowed limit chargeable to the accrued bonuses for directors and corporate auditors	27
Loss on revaluation of investments in securities	1,670
Loss on revaluation of investments in securities of affiliates	3,095
Excess of allowed limit chargeable to the allowance for doubtful receivable	2,345
Disallowance of allowance for business restructuring losses	2,139
Foreign tax credit carry forwards	557
Impairment loss	624
Excess of allowed limit chargeable to the depreciation	409
Disallowance of accrued enterprise taxes	356
Others	377
Total deferred tax assets	12,403
Valuation allowance	(5,391)
Total deferred tax assets	7,012

(Deferred tax liabilities)

Difference on revaluation of other marketable securities	2,106
Total deferred tax liabilities	2,106
Net deferred tax assets	4,905

(2) Major reasons for significant difference between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting

The difference between the statutory tax rate and the income taxes burden ratio after the application of tax effect accounting is 5/100 or less of the statutory tax rate. Notes are omitted.

Notes for Fixed Assets Purchased through Lease Contracts

Finance lease transactions other than those in which the ownership of the leased property will be transferred to the lessees

(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation, accumulated impairment loss equivalent, and equivalent of year-end closing balance

	Equivalent of acquisition value (Millions of Yen)	Equivalent of total amount of depreciation (Millions of Yen)	Equivalent of year-end balance (Millions of Yen)
Vehicles	199	81	117
Tools, furniture and fixtures	1,763	988	774
Software	33	12	21
Total	1,995	1,082	913

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

within 1-year	¥423 million
over 1-year	¥489 million
Total	¥913 million

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets, equivalent of year-end closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses, mobilization of lease asset impairment losses, equivalent of depreciation expenses and impairment loss:

Amount of lease expenses	¥531 million
Equivalent of depreciation expenses	¥531 million

(4) Method of computing equivalent of depreciation expenses:
Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.
(Impairment Losses)
There is no impairment loss allocated to leased assets.

Notes for Transactions with Relevant Parties

(1) Subsidiaries etc.

Name of Company, etc.	Voting Rights or Ownership (%)	Contents of relation		Transaction	Total Transactions (Millions of yen)	Account title	Balance at the End of Period (Millions of yen)
		Concurrently serving etc.	Business Relations				
Minebea-Matsushita Motor Corporation	60.0	Concurrently serving 3	NMB-MAT sells electronic equipment and related parts and the Company purchases from NMB-MAT certain parts of such equipment and parts for resale.	Purchase of electronic equipment and related parts	46,672	Account payable -trade*2	2,029
NMB Technologies Corporation	Indirect 100.0	Concurrently serving 2 on loan 1	NMB Technologies Corporation sells the Company's products and products purchased, etc. mainly in North and South America.	Sales of the Company's products and products purchased	23,857	Account receivable -trade	3,235
NMB-Minebea-GmbH	100.0	Concurrently serving 1	NMB-Minebea-GmbH sells the Company's products and products purchased mainly in Germany.	Sales of the Company's products and products purchased	15,797	Account receivable -trade	5,832
Precision Motors Deutsche Minebea GmbH	100.0	Concurrently serving 1	Precision Motors Deutsche Minebea GmbH develops, designs and manufactures various small motors, especially spindle motors for HDD.	Payment of development cost incurred	3,509	Account payable -other	377
NMB Singapore Ltd.	100.0	Concurrently serving 3	NMB Singapore Ltd. manufactures bearing and others, and the Company purchases them for resale. Loans to the Company.	Interest paid –	0 –	– short-term loans payable	– 5,075
Minebea Technologies Pte. Ltd.	100.0	Concurrently serving 2 On loan 1	Minebea Technologies Pte. Ltd. sells the Company's products and products purchased mainly in Southeast Asia. Loans from the Company.	Interest income –	179 –	– Short-term loans receivable	– 15,668
Pelmec Thai Ltd.	100.0	Concurrently serving 3	Pelmec Thai Ltd. manufactures bearings and others, and the Company purchases them for resale. Loans from the Company.	Interest income –	85 –	– Short-term loans receivable	– 6,500

Name of Company, etc.	Voting Rights or Ownership (%)	Contents of relation		Transaction	Total Transactions (Millions of yen)	Account title	Balance at the End of Period (Millions of yen)
		Concurrently serving etc.	Business Relations				
Minebea Thai Ltd.	100.0	Concurrently serving 3	Minebea Thai Ltd. manufactures motors and others, and the Company purchases them for resale. Loans from the Company.	Purchase of motors and others	31,427	Account payable -trade	5,326
				Interest income	250	—	—
				—	—	Short-term loans receivable	17,500
				—	—	Guarantee of obligation	5,440
NMB Hi-Tech Bearings Ltd.	100.0	Concurrently serving 3	NMB Hi-Tech Bearings Ltd. manufactures bearings and the Company purchases them for resale. Loans from the Company.	Interest income	63	—	—
				—	—	Short-term loans receivable	4,500
Power Electronics of Minebea Co., Ltd.	100.0	Concurrently serving 4	Power Electronics of Minebea Co., Ltd. manufactures electronic equipment and related parts, and the Company purchases them for resale.	Purchase of electronic equipment and related parts	24,741	Account payable -trade	3,961
Minebea (Hong Kong) Ltd.	100.0	Concurrently serving 3 on loan 1	Minebea (Hong Kong) Ltd. sells the Company's products and products purchased mainly in China.	Sales of the Company's products and products purchased	77,595	Account receivable -trade	11,733
				—	—	Guarantee of obligation	6,348
Shanghai Shun Ding Technologies Ltd.	Indirect 100.0	Concurrently serving 4	Shanghai Shun Ding Technologies Ltd. manufactures keyboards and the Company purchases them for resale.	—	—	Guarantee of obligation	5,412

(Note) Terms and decision policy of the transaction

1. *Transaction prices, etc. are negotiated and decided in consideration of market prices.*

*2. *The transaction amounts do not include the consumption taxes and the year end balance amounts include them.*

3. *Lending rate on loans is reasonably determined taking into account the market interest rate.*

4. *The Company provides debt guarantee for bank loan etc. of each company.*

(2) Directors and main individual shareholder

Attribution	Name	Voting Rights (own or owned)	Contents of relation		Contents of transaction	Transaction amount (Millions of Yen)	Account title	Year end balance(Millions of Yen)
			Concurrently serving etc.	Relation of business				
Companies which the company's directors and nearly related person have over 50% of Voting right	Keiaisha Co., Ltd.	(Owned) Direct 3.76%	Concurrently serving 2 on loan 1	The Company purchases steel bar etc.	Purchase of steel bar etc.	2,128	Notes and Account payable*2	275 283
					Tools & equipment rent etc.	556	Current liabilities and others*2	34
					Land rent	36	Current assets and others*2	4
					Non-operating income	19		

Notes: Terms and Decision Policy of the Transaction

1. *Transaction prices, etc. are negotiated and decided in consideration of market prices.*

*2. *The transaction amounts do not include the consumption taxes and the year end balance amounts include them.*

Notes for per share information

(1) Net assets per share ¥454.47

(2) Net income per share ¥14.08

Notes to the retirement allowance accounting

(1) Retirement allowance plan adopted by the Company
The Company has fully adopted a qualified retirement pension plan to provide against retirement payments to employees.

(2) Substance of retirement benefit liabilities
(i) Retirement benefit liabilities and their breakdown:

a.	Retirement benefit liabilities	¥10,890 million
b.	Pension assets	13,717
c.	Balance (a – b)	(2,826)
d.	Unrecognized amortization of actuarial difference	(2,073)
e.	Difference (c – d)	(753)
f.	Prepaid pension expenses	753

(ii) Breakdown of expense for retirement benefit:

Service expense	¥546 million
Interest expense	261
Expected investment income	307
Amortization of actuarial difference treated as expense	(236)

(3) Calculation basis for retirement benefit liabilities

Discount rate	2.5%
Expected investment income rate	2.5%

Method of periodic allocation of expected retirement benefit amounts: Periodic fixed standard
Number of years required for the treatment of the amortization of actuarial difference: 5 years
(From the following period, it is charged to expense by the straight-line method.)

Notes for material subsequent events
Not Applicable

AUDIT REPORT OF THE INDEPENDENT AUDITORS

May 8, 2007

To: The Board of Directors
Minebea Co., Ltd.

Ernst & Young ShinNihon

Hidenori Takahashi (seal)
Designated and Engagement Partner
Certified Public Accountant

Shinichiro Suzuki (seal)
Designated and Engagement Partner
Certified Public Accountant

Kazumi Okamoto (seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated Financial Statements, which are the Consolidated Balance Sheet and the Consolidated Statement of Income, Consolidated Statement of Changes in Shareholders' Equity and Notes to Consolidated Financial Statements of MINEBEA CO., LTD., for the fiscal year from April 1, 2006 to March 31, 2007, pursuant to Paragraph 4, Article 444, of the Company Law. It is the management of the Company that bears the responsibility of compilation of the consolidated financial statements, while our responsibility is to express an opinion on the consolidated financial statements from an independent standpoint.

Our examination was made in accordance with generally accepted auditing standards in Japan and, accordingly, we performed such auditing procedures as we considered necessary in the circumstances. These auditing standards require us to gain a reasonable assurance whether these consolidated financial statements are free of material misstatement. The auditing is conducted on a test basis, while including our examination of descriptions in the consolidated financial statements as an entirety that includes the accounting policies and their application methods adopted by the corporate management, as well as our assessment of the estimation that was made by the management. As a result of our audit conducted in these ways, we believe that we have obtained a reasonable basis for our opinions.

We are of the opinion that the above consolidated financial statements fairly present in all material aspects the financial position and the results of its operations of the Company and its consolidated subsidiaries as a corporate group for the period under review in conformity with corporate accounting standards generally accepted in Japan.

Neither our firm nor any of the partners in charge has any interest in the Company as required to be disclosed herein under the provisions of the Certified Public Accountant Law.

AUDIT REPORT OF THE INDEPENDENT AUDITORS

May 8, 2007

To: The Board of Directors
Minebea Co., Ltd.

Ernst & Young ShinNihon

Hidenori Takahashi (seal)
Designated and Engagement Partner
Certified Public Accountant

Shinichiro Suzuki (seal)
Designated and Engagement Partner
Certified Public Accountant

Kazumi Okamoto (seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the Financial Statements, including the Balance Sheet, the Statement of Income, the Statement of Changes in Shareholders' Equity and Notes to Non-consolidated Financial Statements and their supplementary statements of MINEBEA CO., LTD., for the 61st fiscal year from April 1, 2006 to March 31, 2007, pursuant to Paragraph 1, Article 436-2 of the Company Law. It is the management of the Company that bears the responsibility of compilation of these financial statements and their supplementary details, while our responsibility is to express an opinion on the financial statements and their supplementary details from an independent standpoint.

Our examination was made in accordance with generally accepted auditing standards in Japan and, accordingly, we performed such auditing procedures as we considered necessary in the circumstances. These auditing standards require us to gain a reasonable assurance whether these financial statements and their supplementary details are free of material misstatement. The auditing is conducted on a test basis, while including our examination of descriptions in the financial statements and their supplementary details as an entirety that includes the accounting policies and their application methods adopted by the corporate management, as well as our assessment of the estimation that was made by the management. As a result of our audit conducted in these ways, we believe that we have obtained a reasonable basis for our opinions.

We are of the opinion that the above financial statements and supplementary statements fairly present in all material aspects the financial position and the results of its operations of the Company for the period under review in conformity with corporate accounting standards generally accepted in Japan.

Neither our firm nor any of the partners in charge has any interest in the Company as required to be disclosed herein under the provisions of the Certified Public Accountant Law.

AUDIT REPORT

May 8, 2007

As the results of deliberation, the Board of Corporate Auditors prepared this Audit Report in accordance with reports presented by each Corporate Auditor with respect to the performance of duties by the Directors during the 61st business year from April 1, 2006, to March 31, 2007, and report the results as follows:

1. Audit Method and its Content of Corporate Auditors and Board of Corporate Auditors

The Board of Corporate Auditors established the current basic audit policy and audit plan, etc., set key items to be audited, received reports from each Corporate Auditor on the implementation of audit and its results, received reports from Directors, etc. and the Independent Auditor on the performance of their duties and asked them details when necessary.

Each Corporate Auditor conforms to the auditing standards prescribed by the Board of Corporate Auditors, complies with the current audit policy and audit plan, etc., maintains communication with Directors, the Internal Auditing Office and other employees, etc., endeavors to collect information and establishes a system necessary for auditing services, attends meetings of the Board of Directors and other important meetings, receives reports from Directors and employees, etc. on the performance of their duties, asks them details when necessary, reviews important written decisions, and investigates business and financial conditions at the head office as well as at the main business offices of the Company. In addition, the Corporate Auditor monitors and examines the resolutions of the Board of Directors and the status of the system (Internal Control System) developed under such resolutions with regard to the system development stipulated in Article 100, Paragraph 1 and 3 of the Enforcement Regulations of the Company Law necessary to ensure the conformity of the performance of duties by Directors with laws and the Articles of Incorporation and also ensure the appropriateness of business in a corporation. The Corporate Auditor maintains communication and exchanges information with Directors and employees, etc. of subsidiaries, goes to subsidiaries to receive business reports when necessary, and investigates the business and financial conditions of the subsidiaries. The Corporate Auditor reports its performance of auditing services and the results to the Board of Corporate Auditor from time to time, maintains communication and exchanges information with other Corporate Auditors, and makes its best efforts to formulate proper opinion. Through the above methods, the Corporate Auditor reviews business reports and detailed statements of the Company for such business year.

Furthermore, we monitored and examined whether the Independent Auditor performed proper audits while assuring its independence, received reports from the Independent Auditor on its duties, and asked details when necessary. We were informed by the Independent Auditor that "System to ensure proper performance of its duties" (matters described in each item of Article 159 of the Corporate Accounting Rules) has been developed in accordance with "Quality Control Standards for Audits" issued by the Business Accounting Council on October 28, 2005, and others, and asked details when necessary. Through the above methods, we reviewed financial documents for such business year (balance sheet, statement of income, statements of changes in shareholders' equity and notes to financial documents) and supplementary statements and consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statements of changes in shareholders' equity and notes to consolidated financial statements).

2. Results of Audit

(1) Audit Results of Business Reports, etc.

(i) We certify that the business reports and its detailed statements fairly present the situation of the Company in accordance with laws and the Articles of Incorporation.

(ii) We found no wrongful act or material fact in violation of laws or the Articles of Incorporation with respect to the performance of duties by the Directors.

(iii) We certify that the resolutions of the Board of Directors with respect to the internal control system are proper and correct. In addition, we found no matter to be pointed out about the performance of duties by the Directors with respect to the internal control system that is now being constructed in accordance with such resolutions of the Board of Directors.

(2) Audit Results of Financial Documents and Supplementary Statements

We certify that the auditing method of Ernest & Young ShinNihon and the results of its audit are proper and correct.

(3) Audit Results of Consolidated Financial Documents

We certify that the auditing method of Ernest & Young ShinNihon and the results of its audit are proper and correct.

Board of Corporate Auditors of Minebea Co., Ltd.

Shinichi Mori (seal)
Standing Corporate Auditor
Yoshinori Amano (seal)
Standing Corporate Auditor
Tsukasa Oshima (seal)
Standing External Corporate Auditor
Isao Hiraide (seal)
External Corporate Auditor
Hirotaka Fujiwara (seal)
External Corporate Auditor

First Proposal:
Appropriation of Retained Earnings

The appropriation of retained earnings of the Company shall be as follows:

Matters concerning year-end dividend:
The Company has so far returned the profits to ensure stable dividend payment for shareholders. From now on, while comprehensively taking into account the business environment, the Company sets the basic policy that it gives top priority on improving the efficiency of shareholders' equity and distributing more profit to shareholders, thereby returning its profits commensurate with its business performance to shareholders. In accordance with this policy, the dividends of the 61st business period shall be as follows:

(1) Type of dividends
Paid in cash

(2) Matters concerning allotment of dividends and total amount thereof
Dividend per common share of the Company would be ¥10.
In this case, total dividends are ¥3,990,323,960.

(3) Effective date for retained earnings
Date: June 29, 2007

Second Proposal:
Payment of Bonuses for Directors and Corporate Auditors

The Company intends to pay bonuses for ten (10) Directors and five (5) Corporate Auditors as of the end of this business year, the total amount of which are ¥63.78 million (including ¥1.5 million for two (2) independent Directors) and ¥6.18 million, respectively. In addition, the Company requests that the amount of bonuses paid to each Director and each Corporate Auditor be determined by the Board of Directors and the discussion among Corporate Auditors.

Third Proposal:
Election of Ten (10) Directors

The terms of office of all ten (10) Directors will expire at the conclusion of this General Meeting of Shareholders. Therefore, it is hereby requested that ten (10) Directors be elected at this General Meeting of Shareholders. The candidates for Director of the Company are as follows:

No.	Name (Date of Birth)	Summary, Position and Responsibilities of the Company (including those of other company, etc.)		Number of shares of the Company held
1	Takayuki Yamagishi (May 14, 1938)	Mar. 1962	Joined the Company	20,885
		Mar. 1988	Deputy General Manager of Electronics Business Division	
		Dec. 1988	Director	
		Dec. 1992	Managing Director	
		Dec. 1994	Senior Managing Director, General Manager of 2nd Manufacturing Headquarters	
		Dec. 1995	In charge of R&D Center President and Representative Director of Minebea Electronics Co., Ltd.	
		Apr. 1997	General Manager of Hamamatsu Manufacturing Unit	
		Apr. 2001	In charge of R&D Headquarters	
		Apr. 2003	Chief of Engineering Headquarters	
		Jun. 2003	Director, Senior Managing Executive Officer	
		Jun. 2005	Representative Director, President and Chief Executive Officer (present)	
2	Yoshihisa Kainuma (February 6, 1956)	Apr. 1983	Member of Daini Tokyo Bar Association	25,000
		Dec. 1988	Director and General Manager of Legal Dept. of the Company	
		Sep. 1989	Member of New York State Bar Association	
		Oct. 1990	Representative Senior Managing Director of Keiaisha NMB Co., Ltd. (current Keiaisha Co., Ltd.)	
		Dec. 1992	Managing Director and Deputy General Manager of Operations Headquarters	
		Dec. 1994	Senior Managing Director General Manager of European and American Regional Sales Headquarters, Deputy General Manager of Operations Headquarters	
		Jul. 1995	General Manager of Operations Headquarters	
		Aug. 1999	Member of Tokyo Office Administration Executive Council, in charge of Personnel & General Affairs and Logistics & Procurement	
		Jun. 2001	Director of Keiaisha Co., Ltd. (present)	
		Jun. 2003	Director, Senior Managing Executive Officer (present)	
		Jul. 2005	Chief of Operations Headquarters	
		Oct. 2005	Chief of Operations Headquarters and General Manager of Legal Division	
		Jun. 2006	Head of Information Motor Business Unit President and Representative Director of Minebea-Matsushita Motor Co., Ltd. (present) President and Representative Director of NMB Electro Precision, Inc. (present)	
3	Koichi Dosho (November 4, 1949)	Mar. 1973	Joined the Company	12,000
		Apr. 1989	General Manager in charge of European Operations of Minebea Group	
		Aug. 1989	President and Director of NMB-Minebea-GmbH	
		Dec. 1989	Director	
		Dec. 1992	General Manager of European Region Operations	
		Apr. 1999	Managing Director	
		Aug. 1999	General Manager of Sales Headquarters, European & American Regional Sales Headquarters	
		Apr. 2001	In charge of R&D Headquarters	
		Jun. 2003	Director (present), Managing Executive Officer	
		Jun. 2005	Senior Managing Executive Officer (present)	
		Jul. 2005	Chief of Sales Headquarters (present)	

No.	Name (Date of Birth)	Summary, Position and Responsibilities of the Company (including those of other company, etc.)		Number of shares of the Company held
4	Hiroharu Katogi (March 21, 1949)	Mar. 1971 Jun. 1989 Dec. 1993 Aug. 1999 Jun. 2003 Jun. 2004 Jun. 2005 Jul. 2005	Joined the Company General Manager of General Administration Department Director General Manager of Business Administration Department Executive Officer Managing Executive Officer (present), in charge of Business Administration and Investor Relations Director (present) Chief of Administration Headquarters, General Manager of Business Administration Div. and of Information System Div. (present)	13,000
5	Akihiro Hirao (November 19, 1948)	Jun. 1974 Sep. 1986 Dec. 1986 Jan. 1990 Jun. 1997 Jun. 2003 Jun. 2005 Jul. 2005	Joined the Company General Manager of Engineering Department of Tokyo Screw Manufacturing Unit Director General Manager of R&D Center General Manager of Omori Manufacturing Unit Executive Officer Director, Managing Executive Officer (present) Deputy Chief of Engineering Headquarters, General Manager of Engineering Support Division and Head of Defense-Related Special Parts Business Unit (present)	25,000
6	Eiichi Kobayashi (May 25, 1948)	Apr. 1964 Apr. 1992 Apr. 2003 Jun. 2003 Jun. 2005 Jul. 2005	Joined the Company General Manager of Tool & Die Department, Karuizawa Manufacturing Unit General Manager of Production Technology Center and Tool & Die Department, Karuizawa Manufacturing Unit Executive Officer Director, Managing Executive Officer (present) Chief of Manufacturing Headquarters (present)	35,000
7	Masayoshi Yamanaka (April 7, 1948)	Apr. 1971 Aug. 1992 Dec. 1992 Dec. 1993 Dec. 2003 Jun. 2005 Jun. 2006	Joined the Company President of NMB (USA) Inc. General Manager of North and South Americans Operations Director General Manager of Asian Region Operations Managing Executive Officer (present) Deputy Chief of Operations Headquarters, General Manager of Corporate Planning Div. (present)	9,000
8	Hirotaka Fujita (May 23, 1952)	Apr. 1976 Aug. 1989 Apr. 1997 Jun. 2003 Jun. 2005 Jul. 2005	Joined the Company General Manager of Third Device Manufacturing Division, Electronic Device Business Unit General Manager of Electronics Device Division, Hamamatsu Manufacturing Unit Executive Officer Managing Executive Officer (present) Deputy Chief of Manufacturing Headquarters, Head of Electronic Device Business Unit (present)	4,000
9	Chanchai Leetavorn (December 18, 1927)	Oct. 1973 May 1979 Oct. 1982 Mar. 1984 Dec. 1990	Minister of Commerce of Kingdom of Thailand Deputy Minister of Finance of Kingdom of Thailand Secretary General of the Board of Investment of Kingdom of Thailand Chairman of Asia Credit Plc. (current ACL Bank Public Company Limited) (present) Director of the Company (present)	—

No.	Name (Date of Birth)	Summary, Position and Responsibilities of the Company (including those of other company, etc.)		Number of shares of the Company held
10	Takashi Matsuoka (January 17, 1964)	Apr. 1996	Employee at Project Development Division, Marubeni Corporation	93,765
		Apr. 2001	Employee at Utility Infrastructure Management Division, Marubeni Corporation	
		Apr. 2002	General Manager of Planning Office, Keiaisha Seisakusho Co., Ltd.	
		Apr. 2003	General Manager of Planning Division, Keiaisha Co., Ltd.	
		Jun. 2003	Director, Keiaisha Co., Ltd.	
		Jun. 2004	Managing Director, Keiaisha Co., Ltd. (present)	
		Jun. 2005	Director of the Company (present)	

Notes:

1. *Messrs. Chanchai Leetavorn and Takashi Matsuoka are candidates for independent Directors of the Company.*
2. *Persons who have a special interest in the Company*
   (1) *Mr. Yoshihisa Kainuma holds an additional post of the Representative Director of Minebea-Matsushita Motor Corporation ("NMB-MAT"). NMB-MAT manufactures electronic equipment and related parts and the Company purchases from NMB-MAT certain part of such equipment and parts for resale. NMB-MAT is a 60% owned consolidated subsidiary of the Company.*
   (2) *There are no other persons than those mentioned hereinbefore who have a special interest in the Company.*
3. *Special instructions concerning a candidate for an Independent Director of the Company shall be as follows:*
   (1) *Reason for election of Independent Director*
      (i) *Mr. Chanchai Leetavorn has advised the Company on general business management and business operation of production bases in Thailand, etc. for many years. The Company would like to reflect his considerable experience in its management. Therefore, it proposes to elect him as an independent Director of the Company.*
      (ii) *The Company would like to reflect Mr. Takashi Matsuoka's extensive knowledge of the business operation in its management. Therefore, it proposes to elect him as an Independent Director of the Company.*
   (2) *Number of years of term of office of Independent Director after their assumption of office*
      (i) *Mr. Chanchai Leetavorn has, as an Independent Director of the Company, remained in office for 16 and a half years at the conclusion of this General Meeting of Shareholders.*
      (ii) *Mr. Takashi Matsuoka has, as an independent Director of the Company, remained in office for 2 years at the conclusion of this General Meeting of Shareholders.*
   (3) *Mr. Takashi Matsuoka holds an additional post of Managing Director of Keiaisha Co., Ltd., and the Company purchases from Keiaisha steel and other materials.*

Fourth Proposal:
Election of Four (4) Corporate Auditors

The terms of office of three (3) Corporate Auditors, Messrs. Shinichi Mori, Yoshinori Amano and Isao Hiraide, expire at the conclusion of this General Meeting of Shareholders.

In addition, Mr. Tsukasa Oshima, a Corporate Auditor, will resign as a Corporate Auditor as of the closing of this General Meeting of Shareholders. Therefore, it is hereby requested that four (4) Corporate Auditors be elected at this General Meeting of Shareholders.

The candidates for Corporate Auditors of the Company are as follows:

No.	Name (Date of Birth)	Summary, Position and Responsibilities of the Company (including those of other company, etc.)		Number of shares of the Company held
1	Tosei Takenaka (February 27, 1941)	Jun. 1997	Director and Vice President of the Sumitomo Trust & Banking Co., Ltd.	27,000
		Jun. 1998	President and Representative Director of the Sumitomo Trust Securities Co., Ltd.	
		Oct. 1999	Corporate Advisor of the Company	
		Feb. 2001	General Manager of Asian Region Operations	
		Jun. 2001	Senior Managing Director	
		Jun. 2003	Director, Senior Managing Executive Officer (present)	
		Jan. 2004	President and Representative Director of Minebea-Matsushita Motor Corporation	
		Jul. 2005	Head of Information Motor Business Unit	
		Mar. 2006	President and Representative Director of NMB Electro Precision, Inc.	
		Jun. 2006	Chief of Operations Headquarters, General Manager of Legal Division (present)	
2	Akifumi Kamoi (January 2, 1951)	Mar. 1969	Joined the Company	–
		Jan. 1997	Deputy Quality Control Manager of Bearing Manufacturing Division, Karuizawa Manufacturing Unit	
		Feb. 2004	Quality Control General Manager of Bearing Division, Karuizawa Manufacturing Unit	
		Mar. 2006	General Manager of Bearing Manufacturing Division, Ball Bearing Business Unit (present)	
3	Kazuaki Tanahashi (December 12, 1952)	Apr. 2000	Chief Assistant Director of Corporate Administrative Department, the Sumitomo Trust & Banking Co., Ltd.	–
		Apr. 2002	Deputy Manager of Corporate Administrative Department, the Sumitomo Trust & Banking Co., Ltd.	
		Feb. 2004	Deputy Manager of Internal Audit Department (head office), the Sumitomo Trust & Banking Co., Ltd.	
		Apr. 2006	Manager of the Sumitomo Trust & Banking Co., Ltd. Tokyo Chuo Branch (present)	
4	Isao Hiraide (March 10, 1942)	Jul. 1996	Assistant General Manager of Examination and Administration Division, Examination and Criminal Investigation Department, Kanto Shin-Etsu Regional Taxation Bureau	1,000
		Jul. 1998	General Manager of the same Bureau	
		Jul. 1999	Director of Utsunomiya Tax Office	
		Dec. 2000	Tax Advisor of the Company	
		Jun. 2003	Corporate Auditor (present)	

Notes:

1. *There are no persons who have a special interest in the Company.*
2. *Messrs. Kazuaki Tanahashi and Isao Hiraide are candidates for External Corporate Auditors of the Company.*
3. *Special instructions concerning candidates for External Corporate Auditors of the Company shall be as follows:*
   (1) *Mr. Kazuaki Tanahashi has been for many years engaged in financial affairs in a commercial bank. The Company would like to reflect his sophisticated knowledge of finance and accounting in its management. Therefore, it proposes to elect him as an External Corporate Auditor of the Company.*
   (2) *Mr. Isao Hiraide is a licensed tax accountant. The Company would like to reflect his professional view and sophisticated knowledge of finance and accounting in its management. Therefore, it proposes to reelect him as an External Corporate Auditor of the Company.*
4. *Mr. Isao Hiraide has, as an External Corporate Auditor of the Company, remained in office for 4 years at the close of this General Meeting of Shareholders.*

Fifth Proposal:

Grant of Retirement Allowances to Retiring Directors and Corporate Auditors and Termination of Its Payment in line with the Abolition of Retirement Allowance System

At the conclusion of this General Meeting of Shareholders, the Company intends to pay the retirement allowance to Directors Messrs. Ryusuke Mizukami and Tosei Takenaka, Corporate Auditors Messrs. Shinichi Mori and Yoshinori Amano who will retire due to the expiration of their terms, as well as Corporate Auditor Mr. Tsukasa Oshima who will retire due to his resignation, for their services rendered during their terms in offices within a reasonable amount in accordance with the standard prescribed by the Company.

In addition, the Company would like to ask you to leave the determination of the exact amount, time, method, etc. of the payment to the Board of Directors for retiring Directors and to the discussion among Corporate Auditors for retiring Corporate Auditors.

Summary of retiring Directors and Corporate Auditors are as follows:

Name	Summary	
Ryusuke Mizukami	Dec. 1986 Dec. 1994 Oct. 2000 Jun. 2003	Director Managing Director Senior Managing Director Director, Senior Managing Executive Officer (present)
Tosei Takenaka	Jun. 2001 Jun. 2003	Senior Managing Director Director, Senior Managing Executive Officer (present)
Shinichi Mori	Jun. 1997	Standing Corporate Auditor (present)
Yoshinori Amano	Jun. 2000	Standing Corporate Auditor (present)
Tsukasa Oshima	Jun. 2004	Standing External Corporate Auditor (present)

In addition, at the meeting of the Board of Directors held on May 8, 2007, the Company resolved the abolition of the retirement allowance system for officers as of the conclusion of this General Meeting of Shareholders. Upon this resolution, subject to the approval of the third and fourth proposals, the Company intends to pay the retirement allowance under the said system to eight (8) Directors and one (1) Corporate Auditor, as well as one (1) remaining Corporate Auditor to be reappointed after the conclusion of this General Meeting of Shareholders, within a reasonable amount in accordance with the standard prescribed by the Company. It is hereby requested that the amount be determined depending on each Director's and Corporate Auditor's term in office from his/her assumption of office to the conclusion of this General Meeting of Shareholders. The payment will be made at the retirement of each Director and Corporate Auditor, and the Company would like to ask you to leave the determination of the exact amount, time, method, etc. of the payment to the Board of Directors for applicable Directors and to the discussion among Corporate Auditors for applicable Corporate Auditors.

Summary of applicable Directors and Corporate Auditors are as follows:

Name	Summary	
Takayuki Yamagishi	Dec. 1988 Dec. 1992 Dec. 1994 Jun. 2003 Jun. 2005	Director Managing Director Senior Managing Director Director, Senior Managing Executive Officer Representative Director, President and Chief Executive Officer (present)
Yoshihisa Kainuma	Dec. 1988 Dec. 1992 Dec. 1994 Jun. 2003	Director Managing Director Senior Managing Director Director, Senior Managing Executive Officer (present)
Koichi Dosho	Dec. 1989 Apr. 1999 Jun. 2003 Jun. 2005	Director Managing Director Director, Managing Executive Officer Director, Senior Managing Executive Officer (present)
Hiroharu Katogi	Jun. 2005	Director, Managing Executive Officer (present)
Akihiro Hirao	Jun. 2005	Director, Managing Executive Office (present)
Eiichi Kobayashi	Jun. 2005	Director, Managing Executive Officer (present)
Chanchai Leetavorn	Dec. 1990	Independent Director (present)
Takashi Matsuoka	Jun. 2005	Independent Director (present)
Isao Hiraide	Jun. 2003	External Corporate Auditor (present)
Hirotaka Fujiwara	Jun. 2006	External Corporate Auditor (present)

Sixth Proposal:
Amendment to Remuneration for Directors and Corporate Auditors

The Company resolved that the total monthly remuneration for the Directors shall be not more than ¥25 million at the 57th Ordinary General Meeting of Shareholders held on June 27, 2003, and the total monthly remuneration for the Corporate Auditors shall be not more than ¥6 million at the 60th Ordinary General Meeting of Shareholders held on June 29, 2006. The abolition of the retirement allowance system for officers and subsequent payment method of the remuneration (including officers' bonus) is likely to enable the Company to implement more flexible remuneration policy. Therefore, the Company would like to revise the current monthly remuneration for Directors and Corporate Auditors to those paid annually, and proposes that the total annual remuneration for the Directors should be not more than ¥500 million (including ¥20 million for Independent Directors) as well as the total annual remuneration for the Corporate Auditors should be not more than ¥100 million.

Please note that the remuneration for Directors who concurrently hold a post as employee of the Company excludes the salary to be paid for the service as employees as previously.

In addition, if the third proposal is approved and resolved, the number of Directors of the Company would be ten (10) persons (including two (2) for Independent Directors), and if the fourth proposal is approved and resolved, the number of Corporate Auditors of the Company would be five (5) persons.

ROUTE MAP

Place: Minebea Club House (1st floor of former Asama Sunday House [New Building]) at 4106-282, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano
Telephone: 0267-32-4022

Access:	Shinano Line	From Miyota Station, approx. 5 minutes by car.
	Shinkansen bound for Nagano	From Karuizawa Station, approx. 25 minutes by car. From Sakudaira Station, approx. 20 minutes by car.



Entrance to Asama Sun Line
Mitsuya
Mitsuya-Higashi
National Road No.18
To Karuizawa
Maseguchi
Kyu Nakasendo
To Naka Karuizawa
Shinano Line
Miyota-machi Municipal Office
Miyota Station
Minebea Co., Ltd.
Prefecture Road Saku, Karuizawa Line
To Komoro
Citizen Miyota Co., Ltd.
Entrance to Miyota Station
The site of the Ordinary General Meeting of Shareholders, Minebea Club House
To Saku
Otaikita

[Transportation from Tokyo to Shareholders Meeting]

If you travel using the following train, the person in charge will meet you at the ticket gate of JR Karuizawa Station and take you to the Shareholders Meeting by Company bus that will leave at 8:20 a.m.

Nagano Shinkansen, Asama 503 (Leaves from Track 23 of Tokyo station)

Station:	Departs Tokyo >	Departs Takasaki >	Arrives Karuizawa
Time:	6:52 a.m.	7:50 a.m.	8:12 a.m.

□ Basic policy for profit sharing

The Company's basic policy for profit appropriation so far was to realize payment of stable dividends. Going forward, however, considering our management environment from a comprehensive standpoint and putting improved equity capital efficiency and better profit sharing to shareholders first, we will aim for profit distribution to shareholders at levels reflecting operating results better. Under this policy, we have raised the year-end dividend for the current fiscal year by ¥3 to ¥10 per share.

□ Outlook for the next fiscal year

In the Japanese economy, the strong business sector is expected to have an impact on the household sector and continue private demand-centered recovery.

In Asia, the Chinese economy is expanding, and in the United States also, the economy is expected to maintain moderate growth despite concern over the trend of crude oil prices. We expect that the global economy will continue well-balanced growth.

Under these circumstances, we expect net sales and operating income to exceed those for the current consolidated fiscal year, on increased sales of motors, LED backlight assemblies for LCDs, bearing-related products and other mainstay products.

Outlook by business segment for the full year is as follows:

◇Machined components business

We will continue to aggressively expand sales of mainstay ball bearings to the automobile and information & telecommunications equipment industries, demand from which is firm. By achieving economies of scale in manufacturing from this sales expansion and further reducing costs, we aim to improve business results further. In addition, the aircraft market for rod-end bearings are strong, particularly in Europe and the U.S. We can expect benefits from this strong aircraft market. In pivot assemblies, we expect that sales will be steady with strong demand.

◇Electronic devices and components business

In the information motor business, we can expect good results, with major structural reforms, including production efficiency improvement, subcontractor management and product mix reviews that have been implemented. In the spindle motor business, we will continue to make cost reduction efforts and boost sales of 2.5"motors. Also, in the PC keyboard business, we expect stable results, with the completion of structural shift to a production and sales structure centering mainly on high-quality, high-priced models. Sales of measuring components and other products are expected to advance favorably.

We look forward to your continuous support and guidance.

■ Net Income


(Unit millions of yen) ■ Non-Consolidated □ Consolidated
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
(2,000)
(4,000)
FY2005
FY2006
FY2007

■ Total Assets


(Unit millions of yen) ■ Non-Consolidated □ Consolidated
400,000
300,000
200,000
100,000
0
FY2005
FY2006
FY2007

■ Net Assets


(Unit millions of yen) ■ Non-Consolidated □ Consolidated
200,000
150,000
100,000
50,000
0
FY2005
FY2006
FY2007

Machined Components Business

☐ Net sales of the machined components business increased by 6.2% and operating income increased by 6.7%.

Net sales of the machined components business were ¥137,662 million, an increase of ¥8,067 million (6.2%) compared to the previous fiscal year. Our products in this segment include ball bearings, which are our mainstay product; mechanical components such as rod-ends which are primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for use in automobiles and aircraft; and defense-related devices and equipment. Compared to the previous fiscal year, sales of ball bearings increased greatly on our vigorous sales expansion to manufacturers of automobiles, PCs and peripherals and office automation equipments. Sales of rod-end bearings to the aerospace industry also increased mainly in North America and Europe. Sales of pivot assemblies increased to HDD manufacturers due to steady demands for HDDs.

Operating income of the machined components business was ¥26,195 million, an increase of ¥1,639 million (6.7%) compared to the previous fiscal year. Although the rapid appreciation of the Baht, the currency of Thailand where Minebea has major manufacturing bases, and increased costs of various materials had negative impacts on the business, operating income increased in ball bearings, rod-ends and other machined components as a result of focusing on increased production, the implementation of continued cost reduction measures, as well as pursuit of basic technologies, product engineering and manufacturing techniques.

Electronic Devices and Components Business

☐ The electronic devices and components business turned profitable.

Net sales of the electronic devices and components business were ¥193,359 million, an increase of ¥4,508 million (2.4%) compared to the previous fiscal year. Our core products in this segment include information motors (fan motors, stepping motors, vibration motors and DC brush motors); HDD spindle motors; PC keyboards; speakers; LCD backlights; inverters and measuring instruments. Although sales of PC keyboards decreased due to the discontinuation of unprofitable models while restructuring the business, sales of LCD backlights increased due to an increase in the number of the mobile handsets which utilize our products, and sales of inverters grew considerably as a result of strong LCD TV sales.

Operating income of the electronic devices and components business was ¥69 million, a significant improvement of ¥5,356 million from the previous fiscal year and the segment saw a return to profitability. Information motors, PC keyboards and HDD spindle motors which recorded large losses in the past improved due to business restructuring measures taken since the middle of 2005.

■ **Changes in Net Sales and Operating Income (by Business)**


Electronic Devices and Components Business
Machined Components Business
Net Sales
(Unit: millions of yen)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Operating Income
40,000
30,000
20,000
10,000
0
(10,000)
116,106
24,556
△5,287
137,662
69
26,195
Net Sales
Operating Income
FY2005
FY2006
FY2007

To Our Shareholders

61st Business Year   Business Report

Minebea

Minebea Co., Ltd.

April 1, 2006 ▶ March 31, 2007

Securities Code 6479





Takayuki Yamagishi
Representative Director
June 2007

As the 61st Business Year (April 1, 2006 - March 31, 2007) has ended, we would like to report out business summary.

□ Overview of the year

During the current consolidated fiscal year, the Japanese economy continued to grow moderately, supported by a high level of corporate earnings, increased investment in plant and equipment, improvement in employment and other economic factors. The U. S. economy continued stable growth on steady personal consumption, and in the European economy also, there was favorable recovery. In Asia, growth in the Chinese economy remained high on increased exports and increased investment in fixed assets, and in other Asian countries also, the economies generally advanced firmly.

Under these management circumstances, we strove to implement sweeping cost reduction measures, develop new technologies and high value-added products, and promote sales expansion activities, in order to further increase earnings.

As a result, net sales increased ¥12,575 million (3.9%) year on year, to ¥331,022 million, and operating income increased ¥6,996 million (36.3%) year on year, to ¥26,265 million. Ordinary income increased ¥7,248 million (49.7%) year on year, to ¥21,843 million, and net income largely rose ¥8,604 million (202.1%) to ¥12,862 million.

■ Net Sales


(Unit: millions of yen) □ Non-Consolidated □ Consolidated
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
FY2005
FY2006
FY2007

■ Operating Income


(Unit: millions of yen) ■ Non-Consolidated □ Consolidated
30,000
25,000
20,000
15,000
10,000
5,000
0
FY2005
FY2006
FY2007

■ Ordinary Income


(Unit: millions of yen) ■ Non-Consolidated □ Consolidated
25,000
20,000
15,000
10,000
5,000
0
FY2005
FY2006
FY2007

●Consolidated Balance Sheets (unit: millions of yen)

Assets	Fiscal year 2006 (as of March 31, 2006)	Fiscal year 2007 (as of March 31, 2007)
Current Assets	153,564	156,059
Cash and cash equivalents	24,385	21,731
Notes and accounts receivable	66,362	71,883
Marketable securities	–	408
Inventories	48,914	45,904
Deferred tax assets	3,402	7,056
Others	10,784	9,325
Allowance for doubtful receivables	(285)	(249)
Fixed Assets	196,216	198,684
Tangible fixed assets	165,759	171,063
Intangible fixed assets	13,177	11,973
Investments and other assets	17,279	15,646
Deferred Charges	81	40
Total Assets	349,862	354,784

Liabilities	Fiscal year 2006 (as of March 31, 2006)	Fiscal year 2007 (as of March 31, 2007)
Current Liabilities	150,886	131,154
Notes and accounts payable	26,683	27,743
Short-term loans payable	80,656	57,639
Current portion of long-term loans payable	8,115	14,121
Current portion of bonds	3,000	–
Accrued income taxes	3,045	4,418
Accrued bonuses	3,518	3,823
Allowance for bonuses to directors and corporate auditors	–	69
Allowance for business restructuring losses	3,286	636
Others	22,581	22,701
Long-term Liabilities	80,767	81,071
Bonds	36,500	36,500
Long-term loans payable	43,000	42,000
Allowance for retirement benefits	641	1,661
Allowance for retirement benefits to executive officers	49	73
Others	576	835
Total Liabilities	231,653	212,226
Minority Interests in Consolidated Subsidiaries		
Minority Interests in Consolidated Subsidiaries	631	–
Shareholders' Equity		
Common stock	68,258	–
Additional paid-in capital	94,756	–
Retained earnings	6,983	–
Difference on revaluation of other marketable securities	4,428	–
Foreign currency translation adjustments	(56,784)	–
Treasury stock	(65)	–
Total Shareholders' Equity	117,577	–
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	349,862	–
Net Assets		
Shareholders' equity	–	178,791
Common stock	–	68,258
Additional paid-in capital	–	94,756
Retained earnings	–	15,855
Treasury stock	–	(79)
Revaluation / Translation differences	–	(36,437)
Difference on revaluation of other marketable securities	–	3,294
Foreign currency translation adjustments	–	(39,732)
Minority interests in consolidated subsidiaries	–	204
Total Net Assets	–	142,558
Total Liabilities and Net Assets	–	354,784

Note: Amounts less than one million yen have been omitted.

Establishment of "Net Assets" section in the consolidated balance sheet

With an enforcement of the Company Act in May 1, 2006, Shareholders' Equity section in the balance sheet was abolished and Net Assets section was newly established. The new consolidated balance sheet presents asset items in the Assets section and liabilities items in the Liabilities section, and any other items that do not correspond to either section are presented in the Net Assets section.

●Consolidated Statements of Income (unit: millions of yen)

	Fiscal year 2006 (Apr. 2005 thru Mar. 2006)	Fiscal year 2007 (Apr. 2006 thru Mar. 2007)
Net sales	318,446	331,022
Cost of sales	249,934	257,643
Gross profit	68,511	73,378
Selling, general and administrative expenses	49,242	47,113
Operating income	19,269	26,265
Other income	1,503	2,128
Interest income	258	544
Dividends income	71	66
Equity income of affiliates	5	–
Others	1,167	1,517
Other expenses	6,177	6,549
Interest expenses	4,771	5,224
Foreign currency exchange loss	345	679
Equity loss of affiliates	–	5
Others	1,060	640
Ordinary income	14,595	21,843
Extraordinary income	1,054	772
Gain on sales of fixed assets	415	183
Gain on sales of investments securities	191	0
Gain on the reversal of preemptive rights	447	–
Reversal of loss on after-care of products	–	572
Reversal of allowance for doubtful receivables	–	14
Extraordinary loss	6,029	3,091
Loss on sales of fixed assets	106	323
Loss on disposal of fixed assets	763	1,364
Impairment loss	967	74
Loss on sales of investments securities	0	–
Loss on liquidation of affiliates	86	56
Loss on after-care of products	171	49
Business restructuring loss	3,475	40
Compensation payments	–	70
Settlement loss	–	808
Special severance payments	–	304
Retirement benefits to directors and corporate auditors	458	–
Income before income taxes and minority interests	9,620	19,523
Income taxes (including enterprise tax)	5,567	6,248
Adjustment of income taxes	1,574	813
Total income taxes	7,141	7,062
Minority interests in earnings of consolidated subsidiaries	(1,778)	(401)
Net income	4,257	12,862

Note: Amounts less than one million yen have been omitted.

Performance by Geographical Segment (on a Consolidated Basis)

Japan

In this region, net sales increased ¥5,408 million (6.9%) year on year, to ¥83,264 million, and operating income also largely expanded ¥7,847 million (408.3%), to ¥9,769 million on changes in the prices of items imported from overseas subsidiaries and other business factors.



(Unit: millions of yen)
150,000
120,000
90,000
60,000
30,000
0
• Net Sales in Japan
76,660
77,856
83,264
FY2005
FY2006
FY2007
25.2%
Percentage of net sales
37.2%
Percentage of operating income

Asia excluding Japan

This region includes Greater China region which continues high growth, and is an important manufacturing base for many makers of Japan, Europe, America and other countries. Sales were firm mainly in the Greater China region, led by expanded demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry. As a result, net sales increased ¥6,907 million (4.4%) year on year, to ¥162,330 million. Operating income, however, decreased ¥1,543 million (-12.0%), to ¥11,299 million.



(Unit: millions of yen)
200,000
160,000
120,000
80,000
40,000
0
• Net Sales in Asia (Excluding Japan)
137,424
155,423
162,330
FY2005
FY2006
FY2007
49.0%
Percentage of net sales
43.0%
Percentage of operating income

North America

In North America, both orders and sales of American-made ball bearings and rod-end bearings for use mainly in the aircraft-related industries were strong. In addition, sales of imported mechanical components and electronic components and parts advanced firmly. However, as a result of decreased sales of PC keyboards in which specialization in high value-added products was implemented, net sales declined ¥3,358 million (-5.6%) year on year, to ¥56,109 million. On the other hand, however, operating income increased ¥842 million (29.2%) to ¥3,730 million.



(Unit: millions of yen)
150,000
120,000
90,000
60,000
30,000
0
• Net Sales in North America
52,389
59,467
56,109
FY2005
FY2006
FY2007
16.9%
Percentage of net sales
14.2%
Percentage of operating income

Europe

Sales of ball bearings, rod-end bearings and other products were firm as moderate economic growth was seen in this region. As a result, net sales increased ¥3,619 million (14.1%) year on year, to ¥29,317 million. On the other hand, however, operating income fell ¥150 million (-9.3%) year on year, to ¥1,465 million.



(Unit: millions of yen)
150,000
120,000
90,000
60,000
30,000
0
• Net Sales in Europe
27,947
25,698
29,317
FY2005
FY2006
FY2007
8.9%
Percentage of net sales
5.6%
Percentage of operating income

Development of the World's Smallest Diameter※ Stepping Motor

Minebea has successfully developed and is set to begin accepting orders for sample shipment of a PM stepping motor with the world's smallest diameter at a mere 3 mm.

It was developed to the rapidly expanding market of camera cell phones. These models make it possible to design thinner and smaller camera cell phones and also to incorporate AF and ZOOM functions easily to achieve high resolution camera units. By introducing these models, we are expecting huge demand.

This is followed by the development and sample shipment of a 6 mm diameter PM stepping motor utilized for small digital cameras. We developed it with an output power twice as large as our conventional models in high frequency range.

Recent years have seen a rapid increase in the demand for PM stepping motors aimed at small lens actuators for such as digital still cameras. Minebea has developed a stepping motor with the world's smallest diameter to aggressively establish a product line that is set to become the industry leader under a policy bolstering research and development throughout the Minebea Group.

※ : Minebea estimate as of April 26, 2007



3mm diameter stepping motor (right) and 6mm diameter stepping motor

■Features & Applications of 3mm Diameter Stepping Motor

- World's smallest diameter/lightest stepping motor
- High output & high performance
- Lens drive for cell phone cameras (A/F)
- Microactuator for various devices

External Dimensions	Φ3.2mm, L5.0mm
Terminal Voltage	3V
Coil Resistance	20Ω/Phase
Weight	0.3g
Torque	0.1mNm/50rps

■Features & Applications of 6mm Diameter Stepping Motor

- Realization of high-performance
  1. Twofold increase in pull-in speed compared to conventional Minebea models
  2. Minimum starting voltage 50% less than conventional Minebea models
  3. μ step angle error 50% less than conventional Minebea models
- Digital camera lens drive (A/F & Zoom)
- Actuator for various devices

External Dimensions	Φ6mm, L5.0mm	Φ6mm, L7.5mm
Terminal Voltage	3V	3V
Coil Resistance	20~40Ω/Phase	20~40Ω/Phase
Weight	0.7g	0.9g
Torque	0.1mNm/100rps	0.1mNm/125rps

●Statement of Changes in Consolidated Shareholders' Equity (unit: millions of yen)

For the current year (April 1, 2006 through March 31, 2007)

	Shareholders' equity					Revaluation / Translation differences			Minority interests in consolidated subsidiaries	Total net assets
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2006	68,258	94,756	6,983	(65)	169,933	4,428	(56,784)	(52,355)	631	118,209
Changes										
Cash dividend from retained earnings			(3,990)		(3,990)					(3,990)
Net income			12,862		12,862					12,862
Purchase of own shares				(15)	(15)					(15)
Sales of own shares		0		1	1					1
Changes (net) in non-shareholders' equity items						(1,133)	17,051	15,918	(426)	15,491
Total changes	–	0	8,872	(14)	8,858	(1,133)	17,051	15,918	(426)	24,349
Balances at March 31, 2007	68,258	94,756	15,855	(79)	178,791	3,294	(39,732)	(36,437)	204	142,558

Note: Amounts less than one million yen have been omitted.

■ Establishment of the Statement of Changes in Consolidated Shareholders' Equity

With an enforcement of the Company Act in May 1, 2006, "Consolidated Statement of Retained Surplus" was abolished and "Statement of Changes in Consolidated Shareholders' Equity" was newly established. Objective for preparing this statement is mainly to disclose causes of changes for the items of Shareholders' equity and its amount, the section attributable to shareholders, among changes in the Net Asset section of the consolidated balance sheet for a given accounting period.

●Consolidated Statements of Cash Flows (unit: millions of yen)

	Fiscal year 2006 (Apr. 2005 thru Mar. 2006)	Fiscal year 2007 (Apr. 2006 thru Mar. 2007)
Cash flows from operating activities	28,237	37,902
Cash flows from investing activities	(19,120)	(15,180)
Cash flows from financing activities	(7,380)	(25,683)
Effect of exchange rate changes on cash and cash equivalents	889	307
Net increase (decrease) in cash and cash equivalents	2,626	(2,654)
Cash and cash equivalents at beginning of year	21,759	24,385
Cash and cash equivalents at end of year	24,385	21,731

Note: Amounts less than one million yen have been omitted.

●Non-Consolidated Balance Sheets (unit: millions of yen)

Assets	Fiscal year 2006 (as of March 31, 2006)	Fiscal year 2007 (as of March 31, 2007)
Current Assets	125,077	124,653
Cash and cash equivalents	9,773	11,878
Notes receivable	4,306	2,861
Accounts receivable - trade	48,841	52,437
Inventories	9,132	8,411
Short-term loans receivable from affiliates	46,426	47,461
Deferred tax assets	1,895	4,584
Others	4,735	2,672
Allowance for doubtful receivables	(35)	(5,654)
Fixed Assets	232,446	232,440
Tangible fixed assets	26,051	24,183
Intangible fixed assets	3,225	3,013
Investments and other assets	203,169	205,243
Investments in securities	10,812	8,953
Investments securities in affiliates	161,861	161,861
Investments in partnerships with affiliates	32,406	32,406
Long-term loans receivable from affiliates	553	501
Deferred tax assets	3,173	321
Others	904	1,602
Allowance for doubtful receivables	(6,542)	(403)
Deferred Charges	36	10
Total Assets	357,560	357,104

Liabilities	Fiscal year 2006 (as of March 31, 2006)	Fiscal year 2007 (as of March 31, 2007)
Current Liabilities	98,237	97,183
Notes payable	3,400	3,133
Accounts payable - trade	32,265	30,374
Short-term loans payable	43,600	31,700
Short-term loans payable from affiliates	–	5,075
Current portion of long-term loans payable	6,000	12,000
Current portion of bonds	3,000	–
Accrued income taxes	868	2,172
Accrued bonuses	1,953	2,062
Allowance for bonuses to directors and corporate auditors	–	69
Allowance for business restructuring losses	3,546	5,483
Others	3,602	5,112
Long-term Liabilities	79,654	78,573
Bonds	36,500	36,500
Long-term loans payable	43,000	42,000
Allowance for retirement benefits	104	–
Allowance for retirement benefits to executive officers	49	73
Total Liabilities	177,891	175,757
Shareholders' Equity		
Common stock	68,258	–
Additional paid-in capital	94,756	–
Capital reserve	94,756	–
Retained earnings	12,287	–
Earned surplus	2,085	–
Voluntary reserve	11,500	–
Unappropriated retained earnnings (Undisposed retained deficit)	(1,297)	–
Difference on revaluation of other marketable securities	4,428	–
Treasury stock	(61)	–
Total Shareholders' Equity	179,669	–
Total Liabilities and Shareholders' Equity	357,560	–
Net Assets		
Shareholders' equity	–	178,051
Common stock	–	68,258
Additional paid-in capital	–	94,756
Capital reserve	–	94,756
Others	–	0
Retained earnings	–	15,111
Earned surplus	–	2,085
Others	–	13,026
Reserve for general purpose	–	6,500
Retained earnings carried forward	–	6,526
Treasury stock	–	(76)
Revaluation/Translation differences	–	3,294
Difference on revaluation of other marketable securities	–	3,294
Total Net Assets	–	181,346
Total Liabilities and Net Assets	–	357,104

Note: Amounts less than one million yen have been omitted.

■ Establishment of "Net Assets" section in the non-consolidated balance sheet

With an enforcement of the Company Act in May 1, 2006, Shareholders' Equity section in the balance sheet was abolished and Net Assets section was newly established. The new balance sheet presents asset items in the Assets section and liabilities items in the Liabilities section, and any other items that do not correspond to either section are presented in the Net Assets section.

●Non-Consolidated Statements of Income (unit: millions of yen)

	Fiscal year 2006 (Apr. 2005 thru Mar. 2006)	Fiscal year 2007 (Apr. 2006 thru Mar. 2007)
Net sales	206,831	228,406
Cost of sales	182,910	200,555
Gross profit	23,920	27,851
Selling, general and administrative expenses	20,844	18,903
Operating income	3,075	8,948
Other income	9,176	5,579
Interest income	638	647
Dividends income	7,759	4,159
Rent income of fixed assets	212	165
Others	566	606
Other expenses	2,016	2,130
Interest and discount charge	771	–
Interest expenses	–	811
Interest on bonds	740	734
Foreign currency exchange loss	166	331
Others	338	253
Ordinary income	10,236	12,396
Extraordinary income	1,157	758
Gain on sales of fixed assets	477	228
Gain on sales of investments securities	191	0
Gain on the reversal of preemptive rights	447	–
Reversal of allowance for doubtful receivables	41	529
Extraordinary loss	11,479	3,789
Loss on sales of fixed assets	12	52
Loss on disposal of fixed assets	136	288
Impairment loss	1,642	74
Allowance for doubtful receivables	316	–
Loss on revaluation of investments securities in affiliates	5,230	–
Loss on liquidation of affiliates	49	–
Loss on after-care of products	29	33
Business restructuring loss	3,637	2,461
Retirement benefits to directors and corporate auditors	423	–
Compensation payments	–	70
Settlement loss	–	808
Income before income taxes (loss)	(85)	9,365
Income taxes (including enterprise tax)	1,815	2,859
Adjustment of income taxes	1,478	888
Total income taxes	3,293	3,747
Net income (loss)	(3,378)	5,618
Retained earnings brought forward from the previous year	2,081	–
Loss on disposal of treasury stock	0	–
Unappropriated retained earnings at end of year (Undisposed retained deficit)	(1,297)	–

Note: Amounts less than one million yen have been omitted.

Share Information (as of March 31, 2007)

Total Number of Shares Authorized	1,000,000,000	shares
Number of Shares Issued	399,167,695	shares
Number of Shareholders	22, 260	

■ Major Shareholders (Top 10)

	Number of Shares (shares)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	37,162,000	9.31
Japan Trustee Services Bank, Ltd. (Trust account)	35,747,000	8.96
Japan Trustee Services Bank, Ltd. (Trust account 4)	20,836,000	5.22
Keiaisha Co., Ltd.	15,000,000	3.76
The Sumitomo Trust & Banking Co., Ltd.	12,349,000	3.09
Takahashi Industrial and Economic Research Foundation	12,347,330	3.09
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,057,839	2.52
Sumitomo Mitsui Banking Corporation	10,000,475	2.51
State Street Bank and Trust Co.	6,772,380	1.70
State Street Bank and Trust Co. 505019	5,688,000	1.42

■ Stock Price on Tokyo Stock Exchange


(Yen)
1,500
1,000
500
0
2004
2005
2006
2007
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3

■ Shareholder Distribution by Unit Shares

Number of Unit Shares (1 unit = 1,000 shares)


Individuals and Others
51,263
(12.86%)
Financial Institution
185,115
(46.47%)
Foreign Corporations
119,179
(29.92%)
Other Corporations
31,661
(7.95%)
Securities Firms
11,141
(2.80%)

Number of Unit Share Holders


Securities Firms
58
(0.29%)
Financial Institution
105
(0.52%)
Other Corporations
286
(1.42%)
Individuals and Others
19,396
(96.18%)
Foreign Corporations
320
(1.59%)

We recommend that you receive your stock dividends at your earliest convenience.

The period within which you can receive your stock dividends by a postal transfer payment notice expires on Friday, July 27, 2007. Please take the payment notice to a post office at your earliest convenience to receive the dividends.

What if you do not receive your stock dividends by a postal transfer payment notice within the aforementioned period?

You can no longer receive your stock dividends at a post office. Sumitomo Trust & Banking Co., Ltd., our agent to manage shareholders registry, can handle payment of your stock dividends at its head office and branch offices after the expiry of the receivable period.

What if you have lost your postal transfer payment notice?

Please contact stock transfer agency department of Sumitomo Trust & Banking Co., Ltd. We will need some time to pay your stock dividends because we need to first confirm the amount of the unpaid dividends and then to arrange for payment.

We recommend that you receive your stock dividends through a bank transfer.

You can easily forget to receive your stock dividends by a postal transfer payment notice. We recommend you choose to receive your stock dividends through a safe, reliable bank transfer. For further details, please contact stock transfer agency department of Sumitomo Trust & Banking Co., Ltd.

What do you need to do to sell or buy your less-than-one-unit shares?

Normally, you cannot sell or buy your less-than-one-unit shares (less than 1,000 shares) on the equity market. You can make a request for purchase or sale of necessary number of shares to constitute one share unit or can sell off your less-than-one-unit shares. For inquiries, please contact stock transfer agency department of Sumitomo Trust & Banking Co., Ltd. If you are using securities clearing and settlement system, please contact your securities firm.

Information for Shareholders

Business Year	From April 1 to March 31 of next year
Ordinary General Meeting of Shareholders	June every year
Record Date	Ordinary General Meeting of Shareholders March 31 every year Year-end Dividends March 31 every year When the Company makes an interim dividend payment, the record date is September 30.
Agent to Manage Shareholders Registry	5-33, Kitahama 4-chome, Chuo-ku, Osaka The Sumitomo Trust & Banking Co., Ltd.
Handling office of Agent to Manage Shareholders Registry	4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo The Sumitomo Trust & Banking Co., Ltd. Stock Transfer Agency Department
Delivery Address for Postal Matters	1-10, Nikko-cho, Fuchu-shi, Tokyo 183-8701 The Sumitomo Trust & Banking Co., Ltd. Stock Transfer Agency Department
Telephone Inquiries	(For Change-of-Address Form and other forms, please call) 0120-175-417 (For other inquiries, please call) 0120-176-417
Web Site	**http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html**
Intermediary Office	The Sumitomo Trust & Banking Co., Ltd. Head Office and branch offices in Japan
Public Notice	The Nihon Keizai Shimbun
Common Stock Listings	Tokyo, Osaka and Nagoya

PRINTED WITH SOY INK

R100 Printed on 100% recycled paper

Minebea

Minebea Co., Ltd. Tokyo Head Office
ARCO Tower, 19th Floor,
1-8-1 Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Tel: 81-3-5434-8611 Fax: 81-3-5434-8601
URL: http://www.minebea.co.jp/

The following is an English translation of the Notice of the Resolutions of the 61st Ordinary General Meeting of Shareholders of Minebea Co., Ltd.
The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

Securities Code 6479

June 28, 2007

To the Shareholders

4106-73, Oaza Miyota, Miyota-machi,
Kitasaku-gun, Nagano Prefecture

Minebea Co., Ltd.
Takayuki Yamagishi
Representative Director

Notice of the Resolutions of the 61st Ordinary General Meeting of Shareholders

We are pleased to notify our shareholders that the proposed items were presented and resolved as follows at the Company's 61st Ordinary General Meeting of Shareholders (hereinafter "the Meeting") held on June 28, 2007.

Matters reported:

1) The Business Report, the Consolidated Financial Statements for the 61st business year (April 1, 2006 to March 31, 2007), and the Audit Report on the Consolidated Financial Statements by the Independent Auditors and Board of Corporate Auditors were reported at the Meeting.
2) The Non-Consolidated Financial Statements for the 61st business year (April 1, 2006 to March 31, 2007) were reported at the Meeting.

Matters voted on and resolved:

First proposal:
Appropriation of Retained Earnings

The first proposal was approved as originally proposed, and it was resolved that the amount of the dividend for the 61st business period would be ¥10 per share.

Second proposal:
Payment of Bonuses for Directors and Corporate Auditors

The second proposal was approved as originally proposed that the Company pay bonuses for ten (10) Directors and five (5) Corporate Auditors, the total amount of which are ¥63.78 million (including ¥1.5 million for two (2) Independent Directors) and ¥6.18 million, respectively.

Third proposal:
Election of Ten (10) Directors

With respect to this proposal, the following ten (10) Directors were elected as originally proposed and have assumed office:
Messrs. Takayuki Yamagishi, Yoshihisa Kainuma, Koichi Dosho, Hiroharu Katogi, Akihiro Hirao, Eiichi Kobayashi (all reelected), Masayoshi Yamanaka, Hirotaka Fujita (both newly elected), Chanchai Leetavorn, and Takashi Matsuoka (both reelected)
Messrs. Chanchai Leetavorn and Takashi Matsuoka are Independent Directors.

Fourth Proposal:
Election of Four (4) Corporate Auditors

With respect to this proposal, the following four (4) Corporate Auditors were elected as originally proposed and have assumed office:
Messrs. Tosei Takenaka, Akifumi Kamoi, Kazuaki Tanahashi (newly elected), and Isao Hiraide (reelected)
Messrs. Kazuaki Tanahashi and Isao Hiraide are External Corporate Auditors.

Fifth Proposal:
Grant of Retirement Allowances to Retiring Directors and Corporate Auditors and Termination of Its Payment in Line with the Abolition of Retirement Allowance System

With regard to this proposal, it was approved as originally proposed that the Company grant the retirement allowance to two (2) retiring Directors Ryusuke Mizukami and Tosei Takenaka, and three (3) retiring Corporate Auditors Shinichi Mori, Yoshinori Amano, and Tsukasa Oshima, within a reasonable amount in accordance with the standard prescribed by the Company; and that the determination of the exact amount, time, method, etc. of the payment be left to the Board of Directors for retiring Directors and to the discussion among Corporate Auditors for retiring Corporate Auditors.

In addition, it was approved as originally proposed that, pursuant to the resolution of the abolition of the retirement allowance system for officers as of the conclusion of the Meeting (resolved at the meeting of the Board of Directors held on May 8, 2007), the Company pay the retirement allowance under the said system to reelected eight (8) Directors and one (1) Corporate Auditor, as well as one (1) remaining Corporate Auditor to be reelected after the conclusion of the Meeting, within a reasonable amount in accordance with the standard prescribed by the Company. It was also approved that the amount be determined depending on each Director's and Corporate Auditor's term in office from his/her assumption of office to the conclusion of the Meeting; that the payment shall be made at the retirement of each Director and Corporate Auditor; and that the determination of the exact amount, time, method, etc. of the payment be left to the Board of Directors for applicable Directors and to the discussion among Corporate Auditors for applicable Corporate Auditors.

Sixth Proposal:
Amendment to Remuneration for Directors and Corporate Auditors

With respect to this proposal, it was approved as originally proposed that the total annual remuneration for the Directors shall be not more than ¥500 million (including ¥20 million for Independent Directors) and the total annual remuneration for the Corporate Auditors shall be not more than ¥100 million. As was previously the case, the remuneration for Directors who concurrently hold a post as employee of the Company excludes the salary to be paid for the service as employees.

At the Board of Directors meeting held after the Meeting, the following person was elected as Representative Director and has assumed office.

Representative Director: Takayuki Yamagishi

In addition, the following Executive Officers were elected at this meeting of the Board of Directors and have assumed office.

President and Chief Executive Officer*	Takayuki Yamagishi
Senior Managing Executive Officer*	Yoshihisa Kainuma
Senior Managing Executive Officer*	Koichi Dosho
Senior Managing Executive Officer*	Hiroharu Katogi
Senior Managing Executive Officer*	Akihiro Hirao
Senior Managing Executive Officer*	Eiichi Kobayashi
Senior Managing Executive Officer	Hiroyuki Yajima
Senior Managing Executive Officer	Sakae Yashiro
Managing Executive Officer*	Masayoshi Yamanaka
Managing Executive Officer*	Hirotaka Fujita
Managing Executive Officer	Susumu Fujisawa
Managing Executive Officer	Akio Okamiya
Managing Executive Officer	Shunji Mase
Managing Executive Officer	Motoyuki Niijima
Executive Officer	Kunio Shimba
Executive Officer	Junichi Mochizuki
Executive Officer	Morihiro Iijima
Executive Officer	Mamoru Kamigaki
Executive Officer	Takashi Aiba
Executive Officer	Daishiro Konomi
Executive Officer	Tatsuo Matsuda
Executive Officer	Gary Yomantas
Executive Officer	Tsugihiko Musha
Executive Officer	Motoharu Akiyama
Executive Officer	Tamio Uchibori
Executive Officer	Koichi Takeshita
Executive Officer	Tetsuya Tsuruta
Executive Officer	Shuji Uehara
Executive Officer	Takeshi Iida
Executive Officer	Shigeru None

*Director

Payment of dividend

The dividend for the 61st business year will be paid on and after June 29, 2007. Please receive your dividend at the post office of your choice by submitting the enclosed "Payment by Postal Transfer Form" from June 29, 2007 to July 27, 2007.

For those who have specified bank transfer or postal transfer, check the details of the enclosed "Statement for Payment of Dividend for the 61st Business Year" and the "Dividend Remittance Notice."

END